[Exhibit 102]

                                                      CONTAINS CONFIDENTIAL
                                                     DISCOVERY MATERIALS --
                                                     SUBJECT TO COURT ORDER

SCHRECK MORRIS
STEVE MORRIS
KRISTINA PICKERING
MATTHEW MCCAUGHEY
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

WACHTELL, LIPTON, ROSEN & KATZ
BERNARD W. NUSSBAUM
KENNETH B. FORREST
ERIC M. ROTH
MARC WOLINSKY
STEPHEN R. BLACKLOCKS
SCOTT L. BLACK
51 West 52nd Street
New York, New York 10019
(38(212) 403-1000

Attorneys for Hilton Hotels Corporation
and HLT Corporation


                        UNITED STATES DISTRICT COURT

                             DISTRICT OF NEVADA

------------------------------)
HILTON HOTELS CORPORATION and )    CV-S-97-00095-PMP (RLH)
HLT CORPORATION,              )
                              )    CV-S-97-00893-PMP (RLH)
                  Plaintiffs, )
                              )    REPLY MEMORANDUM OF POINTS
                     -vs-     )    AND AUTHORITIES IN SUPPORT OF
                              )    MOTION FOR INJUNCTIVE AND
ITT CORPORATION, et al.,      )    DECLARATORY RELIEF AND IN
                              )    OPPOSITION TO ITT'S REQUEST FOR
                  Defendants. )    DECLARATORY RELIEF
                              )
------------------------------)    REPLY DECLARATIONS OF DANIEL
ITT CORPORATION, et al.,      )    H. BURCH AND PROFESSOR
                              )    BERNARD WOLFMAN, REPLY
                  Plaintiffs, )    AFFIDAVITS OF PROFESSOR DANIEL
                              )    FISCHEL, JEFFREY R. GREENE AND
                     -vs-     )    MARC WOLINSKY AND EXHIBITS
                              )    THERETO
HILTON HOTELS CORPORATION and )
HLT CORPORATION,              )    ORAL ARGUMENT SCHEDULED FOR
                              )    SEPTEMBER 29, 1997
                  Defendants. )
------------------------------)

                             TABLE OF CONTENTS



                                                                      Page

I.   INTRODUCTION..................................................      1
II.  REPLY STATEMENT OF FACTS......................................      5
           A.     ITT Discovers its Vulnerability..................      5
           B.     ITT's First Response:  "Golden Parachutes".......      6
           C.     The Genesis of the Plan..........................      7
           D.     The Motivation for the Upside-Down Structure of
                  the Plan.........................................      8
           E.     The Development of the "Comprehensive Plan"......     10
           F.     The CD&R Transaction.............................     11
           G.     The ITT Board Consideration of the Plan..........     12
                  1.      The decision not to seek a vote on the
                          plan or the staggered board..............     13
                  2.      The decision not to seek a tax ruling....     14
                  3.      The "tax pill"...........................     17
                  4.      The "value" of the World Directories
                          "stub" and the CD&R transaction..........     18
           H.     The August 14 Board Meeting......................     20
ARGUMENT...........................................................     21
III.       ITT'S COMPREHENSIVE PLAN UNLAWFULLY INTERFERES
           WITH SHAREHOLDER VOTING.................................     21
           A.     The ITT Directors' Alleged "Good Faith" Does Not
                  Justify Interference With The Stockholder Franchise   21
           B.     Shoen Does Not Require "Complete Stockholder
                  Disenfranchisement"..............................     23
           C.     The Board's Primary Purpose Is To Interfere With
                  Shareholder Rights...............................     26
           D.     The ITT Board Lacks a "Compelling Justification"
                  for Interfering with the Shareholder Franchise...     28
IV.        NRS 78.390 REQUIRES A SHAREHOLDER VOTE ON THE
           PLAN....................................................     30
V.         THE ITT DIRECTORS HAVE FAILED TO CARRY THEIR
           BURDEN OF SHOWING THAT THEIR PLAN IS FAIR AND
           DID NOT EXERCISE THE GOOD FAITH REQUIRED BY
           NRS 78.138..............................................     33

           A.     The Plan Is Tainted By Self-Interest and Is Not Fair
                  To ITT Or Its Shareholders........................    33
           B.     The ITT Directors Did Not Act in Good Faith and Did
                  Not Exercise Due Care.............................    34
                  1.      The ITT board has not acted in good
                          faith.....................................    35
                  2.      The ITT board has not acted with due
                          care......................................    37
VI.        THE ITT DIRECTORS HAVE FAILED TO SHOW THAT THE
           COMPREHENSIVE PLAN IS A REASONABLE RESPONSE TO
           THE HILTON BID...........................................    39
           A.     Hilton's Offer Does Not Pose a Threat.............    39
           B.     The Comprehensive Plan is Coercive, Preclusive and
                  Unreasonable......................................    41
VII.       THE ITT DIRECTORS HAVE FAILED TO SATISFY THEIR
           REVLON DUTIES............................................    44
VIII.      HILTON AND THE ITT SHAREHOLDERS WILL SUFFER
           IRREPARABLE INJURY IN THE ABSENCE OF INJUNCTIVE
           RELIEF.  ITT WILL SUFFER NONE............................    46
IX.        CONCLUSION...............................................    49

                            TABLE OF AUTHORITIES


  Cases                                                            Page

  Aprahamian v. HBO & Co., 531 A.2d 1204 (Del. Ch. 1987)...........  48
  Blasius Indus. v. Atlas Corp., 564 A.2d 651 (Del. Ch. 1988)......  passim
  Buchanan v. Henderson, 131 B.R. 859 (D. Nev. 1990), rev'd on
       other grounds, 985 F.2d 1021 (9th Cir. 1993)................  22n*,34
  Chalk v. United States Dist. Court, 840 F.2d 701 (9th Cir. 1988). 47 Commonwealth Assocs. v. Providence Health Care, Inc., No. Civ. A.
       13135, 1993 WL 432779 (Del. Ch. Oct. 22, 1993)..............  26n*
  Drobbin v. Nicolet Instrument Corp., 631 F. Supp. 860 (S.D.N.Y.
       1986).......................................................  38
  Essex Universal Corp. v. Yates, 305 F.2d 572 (2d Cir. 1962)......  45
  Grand Metropolitan plc v. Pillsbury Co., 558 A.2d 1049 (Del. Ch.
        1988)......................................................  47
  Hilton Hotels Corp. v. ITT Corp., 962 F. Supp. 1309 (D. Nev.),
       aff'd, 116 F.3d 1485 (9th Cir. 1997)........................  23
  Horwitz v. Southwest Forest Indus., Inc., 604 F. Supp. 1130 (D.
       Nev. 1985)..................................................  33, 34
  IBS Fin. Corp. v. Seidman & Assoc., 954 F. Supp. 980 (D.N.J. 1997) 24, 26n*,
                                                                     29, 47
  International Banknote Co. v. Muller, 713 F. Supp. 612 (S.D.N.Y.
      1989)........................................................  47n*
  Kansas City Power & Light Co. v. Western Resources, Inc., 939 F.
      Supp. 688 (W.D. Mo. 1996)....................................  31-32
  Katz v. Bregman, 431 A.2d 1274 (Del. Ch. 1981)...................  46
  Leavitt v. Leisure Sports Inc., 103 Nev. 81, 734 P.2d 1221 (1987)  22n*
  Lerman v. Diagnostic Data, Inc., 421 A.2d 906 (Del. Ch. 1980)....  24, 27
  Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Curran, 456 U.S.
      353 (1982)...................................................  22n*
  National Auto & Cas. Ins. Co. v. Payne, 67 Cal. Rptr. 784 (Cal.
       Ct. App. 1968)..............................................  22n*
  NCR Corp. v. AT&T, 761 F. Supp. 475 (S.D. Ohio 1991).............  47
  Norfolk Southern Corp. v. Conrail Inc., C.A. Nos. 96-7167, 96-7350
      (E.D. Pa. Nov. 19, 1996).....................................  41
  Packer v. Yampol, No. Civ. A. 8432, 1986 WL 4748 (Del. Ch. Apr. 18,
      1986)........................................................  27, 29n*

  Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34
      (Del. 1994)..................................................  44, 45
  Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173   34,
      (Del. 1985)..................................................  44-46, 48
  Shamrock Holdings Inc. v. Polaroid Corp., 559 A.2d 278 (Del. Ch.
       1989).......................................................  41
  Shoen v. Amerco, 885 F. Supp. 1332 (D. Nev. 1994), vacated by stipulation, (D. Nev. Feb. 9, 1995).........................  passim
  Stahl v. Apple Bancorp, Inc., 579 A.2d 1115 (Del. Ch. 1990)......  25
  Stroud v. Grace, 606 A.2d 75 (Del. 1992).........................  24n*
  Thorpe v. CERBCO, Inc., 676 A.2d 436 (Del. 1996).................  46
  Tomczak v. Morton Thiokol, Inc., Civ. A. No. 7861, 1990 WL 42607
      (Del. Ch. Apr. 5, 1990)......................................  45n*
  Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361 (Del. 1995)..  24n*,27n*,
                                                                     42, 43
  Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del. 1985).....  27n*, 34,
                                                                     39, 41-42,
                                                                     44
  Williams v. Geier, 671 A.2d 1368 (Del. 1996).....................  28
  Other Authorities
  K.P. Bishop, Nevada Corporation Law and Practicess. 7.15 (1993)..  22n*
  Cal. Corp. Code ss. 820..........................................  22n*
  I.R.S. ss. 355(e)................................................  16
  Jonathan R. Macey, Administrative Agency Obsolescence & Interest
       Group Formation:  A Case Study of the SEC at Sixty, 15 Cardozo
       L. Rev. 909 (1994)..........................................  41
  NRS 78.138.......................................................  passim
  Former NRS 78.140(1).............................................  22n*
  NRS 78.215.......................................................  31, 32
  NRS 78.390.......................................................  31, 32
  NRS 78.565.......................................................  46n*
  N.Y.S.E. Listed Co. Manual R. 312.03(c)..........................  12

I.  INTRODUCTION

          When ITT appeared before this Court in April it said that if it were allowed to delay its annual meeting for six months, it would use the time to enable shareholders to make a "more informed decision." Discovery shows ITT misled this Court when it made that promise. When ITT was representing that delay would "benefit the stockholder's decision making process," it had already formulated the plan to frustrate the shareholders' voting rights by putting ITT's hotel and gaming business into a "new" corporation with a staggered board and a tax poison pill. When ITT was telling this Court that delay would "enable the ITT Board to provide the shareholders with more information" before they voted, ITT's management and advisors were working to make sure that no meaningful vote would take place.

          ITT's statements to this Court in April -- statements that ITT ignores in its answering papers on this motion -- cannot be dismissed as empty, harmless rhetoric. For by making those representations, ITT"s directors and management bought the time to hatch a scheme which, if they can get away with it, ensures that ITT shareholders will never have a chance to vote for the Hilton slate and bid. This type of deception infects the representations now being made by ITT. ITT states categorically: "The 'tax poison pill' argument is a litigation makeweight . . . there is no such 'poison pill.'" ITT Br. at 3. Yet the documentary evidence -- including the minutes of ITT's July and August board meetings -- show ITT counsel telling the board that there is "no binding precedent" to support the view that there is no tax poison pill and that the issue is "not free from doubt." Some litigation makeweight.

          The sole piece of evidence ITT presents to this Court to show that there is no $1.4 billion tax poison pill is an affidavit of its own anti-takeover counsel. ITT -- which has spent millions of shareholder dollars on its takeover defense -- has not produced a single, independent expert to support its view that Hilton does not face a huge tax risk if it acquires ITT's hotel and gaming assets after the spin-off. The only independent expert presented to the Court on this issue is Professor Wolfman. And he states that "Hilton would be faced with the prospect of massive corporate tax liability if it were to acquire Destinations;" that ITT's plan "serves as a tax 'poison pill' against an acquisition of Destinations by Hilton." Wolfman 8/21 Aff. P. P. 11, 20. No responsible company in Hilton's position could take the $1.4 billion risk of acquiring ITT

Destinations after the spin-off. Hilton's executives have so testified. ITT knows that; it is counting on it to drive Hilton away.

          ITT's representations to this Court concerning the staggered board also cannot be taken seriously. ITT says that the staggered board is only an incidental element of a plan that itself is not a response to Hilton's offer; that the decision to structure its plan as a spin-off of 93% of the company's assets was made solely for tax reasons; and that the ITT board was "obliged" to include a staggered board because it is a highly desirable instrument of corporate governance. ITT Br. at 8-9. ITT"s contention is incredible on its face. It is obvious that ITT was desperate for a staggered board to prevent the ITT shareholders from supporting the Hilton bid by voting all the ITT directors out of office. Discovery confirms that the desire to superimpose a staggered board -- without a shareholder vote -- over the hotel and gaming assets was not incidental to the plan. It was the reason for the plan. It drove the decision to spin out the hotel and gaming business. ITT"s Chairman and Chief Executive Officer, Rand Araskog, acknowledged as much:

Q: Have you ever asked any of your advisors whether there is a way to skin that cat without leaving World Directories as the stub?

A:   No, there wasn't any reason to, I like them as a stub.

Q: One of the reasons you like them as a stub is because now you have the opportunity to dividend out the hotels and gaming with a staggered board, right? . .

A:   You said it.


Araskog Tr. 340-41 (emphasis added).

          ITT's blatant attempt to frustrate the shareholder franchise in the midst of a proxy contest is prohibited by Nevada law. "[I]nterference with shareholder voting is an especially serious matter," and a board that attempts to "interfer[e] with the effectiveness of a stockholder vote . . . bears 'the heavy burden of demonstrating a compelling justification for such action.'" Shoen v. Amerco, 885 F. Supp. 1332, 1340-41 (D. Nev. 1994), vacated by stipulation (D. Nev. Feb. 9, 1995), quoting Blasius Indus., Inc.
v. Atlas Corp., 564 A.2d 651, 659, 661 (Del. Ch. 1988). ITT responds by saying that the law is violated only when there is "complete stockholder disenfranchisement." That is not so. The test under Shoen and Blasius is not whether the board's action will prevent any shareholder vote; it is whether it threatens to "'thwart a shareholder group from effectively mounting an election campaign.'" Shoen, 885 F. Supp. at 1341, quoting Blasius,

564 A.2d at 659 n.2. In both Shoen and Blasius, the Court enjoined board action that deprived the shareholders of their ability to replace a majority of the directors at the next election. That is precisely what ITT and the incumbent directors are seeking to do here with their staggered board and with their tax poison pill -- to prevent control from shifting at the next annual meeting. See Point III, infra.

          The balance of ITT's response fares no better. It rests on the claim that NRS 78.138 repealed the common law in its entirety, that "subjective good faith" is the beginning and ending point of Nevada corporate fiduciary law. This Court's September 8 Order denying ITT's motion to dismiss Hilton's amended complaint in the original action rejected that claim. Basic principles of fiduciary duty law apply here, principles set out in Shoen, Southwest Forest, Unocal and Revlon. Under those principles, the plan that ITT and its directors, managers and advisors have put together to defeat Hilton cannot be sustained. It is tainted by self-interest, unfair to the corporation and its shareholders, an unreasonable and preclusive response to Hilton's bid, and an attempt to break up the company without maximizing value to shareholders. It also violates Nevada statutory provisions requiring a shareholder vote to amend a corporate charter or dispose of substantially all of a corporation's assets. See Points IV, VI and VII, infra.

          While Shoen and Blasius make clear that a finding of bad faith or lack of due care is not necessary to enjoin interference by directors with the shareholder franchise, discovery has proven that the ITT board has not acted in good faith and has not exercised the level of independence or care required of fiduciaries faced with an acquisition proposal. See Point V, infra. They rubber-stamped management's proposals; they were unaware of key issues and facts. One ITT director -- who voted to reject Hilton's offer as inadequate -- testified that, while she knew the Hilton offer was half cash and half stock, she did not know how much cash Hilton was offering per share. Several ITT directors approved the plan without understanding the amount of the liability that would result -- some $1.4 billion of corporate tax and $1.4 billion of shareholder tax -- if the IRS (which is not being asked for an advance ruling) determines that the spin-offs were not tax free. The evidence shows ITT directors were told that an IRS ruling was not being sought because "there is not sufficient time to do so." The only time constraint they were under arose from ITT's overwhelming desire to avoid a shareholder vote on the Hilton slate at the annual meeting.

          ITT argues that "the Board is seeking to implement the Plan promptly, not in order to avoid a stockholder vote on the Plan" but "to avoid market risks and other business problems that may result from any delay." ITT Br. at 10-11 (emphasis added). That statement is demonstrably false. The plan was announced on July 16. Because it was subject to regulatory approval by the SEC and three gaming authorities, the plan was never scheduled to be implemented until late September 1997 at the earliest. At a minimum there was a 2 1/2 month window period between announcement and implementation of the plan. There is absolutely no reason why ITT, if it is so desired, could not have put its plan to a stockholder vote during this window period. When ITT's 1995 spin-off was put to a stockholder vote, a special meeting was held only three weeks after a proxy statement was mailed to shareholders. ITT could have done the same thing here. Even allowing several weeks for SEC review of proxy materials, ITT could have mailed proxy materials in August and had a shareholder meeting in September. ITT did not do so for the most obvious of reasons -- it knew the plan could be defeated by a huge margin and did not want to take that chance.

          ITT's attempt to block Hilton and frustrate the will of its shareholders is unlawful. The plan should be enjoined, and ITT's shareholders permitted at the next annual meeting, six weeks from now, to decide the future of their company.

II.  REPLY STATEMENT OF FACTS

     A.   ITT Discovers its Vulnerability

          ITT pretends that its plan is the product of the logical evolution of the company's long-standing strategic plan; that its components and structure were not tailored to and have no relationship with Hilton's offer. Nothing could be further from the truth. Prior to Hilton's offer, ITT had no plans to amend its charter to include a staggered board. White Tr. 76. Prior to Hilton's offer, ITT had no plan to transform itself from an investment grade credit into an issuer of junk bonds; its corporate policy was to maintain an investment grading rating. Araskog Tr. 47, 50; Bowman Tr. 49; Tuttle Tr. 7. Prior to Hilton's offer, ITT had no plans to sell Madison Square Garden or WBIS+. Araskog Tr. 25, 43; Wilson Tr. 31-32. The plan was to grow the company's entertainment businesses. Bowman Tr. 28-29. Prior to Hilton's offer, ITT also had no plan to spin off the hotel and gaming business. Wilson Tr. 28-30; Araskog Tr. 56-57. ITT had announced plans to invest billions in capital projects related to a new Planet Hollywood casino and the expansion of Caesars Palace in Las Vegas. And while ITT executives claim that they hoped one day to "monetize" ITT's interest in its telephone directories business, known as "ITT World Directories," before Hilton announced its offer no plan had been made to do so. Bowman Tr. 42- 43; Araskog Tr. 62-63, 68-70.

          All this changed when Hilton announced its combined tender offer/proxy contest on January 27. From day one, Mr. Araskog made it clear to all concerned that he thought ITT should remain independent. Araskog Tr. 103-04. ITT and its financial advisors, Goldman, Sachs & Co. ("Goldman") and Lazard Freres & Co., L.L.C. ("Lazard"), also immediately recognized that the absence of a staggered board made ITT vulnerable to a takeover.* Rosenfeld Tr. 65-66; Araskog Tr. 216-27. This assessment was shared with the ITT directors. Wilson Tr. 68 ("it was the obvious fact that without a staggered board, you are vulnerable"). The board was also advised that the likelihood of Hilton winning the proxy contest was a function of price. Rosenfeld Tr. 106. As director Wilson testified, it "was clear to everyone" that "unless the board came up with a financial alternative, there was a risk that the shareholders would vote in favor of a Hilton slate." Wilson Tr. 67. See also Rosenfeld Tr. 98-101; Wolinsky Aff. Ex. A ("the side [that] shareholders believe offers the most value will win"). And though Hilton had stated that a review of ITT's non-public information could result in a higher bid, ITT's management and advisors decided that negotiating was "pointless" because management "wanted to stay independent." Araskog Tr. 105-06.

          B.   ITT's First Response: "Golden Parachutes"

          While the advisors were busy formulating a strategy to keep ITT independent, Araskog and his management team took the opportunity to feather their own nests. In February, management sought and obtained "golden parachute" contracts from the board. Mr. Araskog's

--------

* Mr. Araskog had decided in 1995 that ITT would not have a staggered board because he did not believe that ITT, a large company in a regulated industry that had not had any significant takeover activity, would be vulnerable to a takeover without one. Araskog Tr. 43-45.

parachute would pay him a minimum of $19.8 million upon a change of control. Coupled with other payments due him from ITT, Araskog stands to receive at least $54.9 million from ITT if it is taken over. Araskog Tr. 153; Wolinsky Aff. Ex. B.** The remaining ITT parachute recipients would get payments of approximately $110 million, a figure even Araskog acknowledged to be "a lot of money." Araskog Tr. 149.

          Although the company sought to justify these astronomical sums as necessary to "minimize employee disruption" and "retain employee loyalty and dedication," Mr. Araskog conceded that he never told the board that he needed a $19.8 million "golden parachute" to remain loyal and dedicated to the company. Nevertheless, the new parachute was "fine with [him]" because he didn't except that Hilton "would continue [him] on as chairman and chief executive officer of the combined company." Araskog Tr. 141, 157, 159.*** Although ITT has had a policy since 1991 of not adopting "golden parachutes" without a shareholder vote, as Mr. Araskog observed, "obviously circumstances change." ITT has no intention of submitting the new "golden parachutes" to the shareholders for approval. Araskog Tr. 163-66.

          C.   The Genesis of the Plan

          By the time ITT's board had rejected Hilton's bid on February 11, ITT's management and directors had resolved to "monetize" ITT's non-core assets and explore other alternatives, including a split-up of the company. Araskog Tr. 171-72; Wilson Tr. 98; Wolinsky Aff. Exs. D at 4, E at 10. As early as February 14, ITT began to explore a spin-off of its hotels and gaming business as part of a transaction with a third party. Durst Tr. 65-68.

          A Goldman document reveals that full blown consideration of what has now become the "Comprehensive Plan" -- including the plan to structure the break-up of ITT as a spin-off of the hotel and gaming business -- took place by no later than March 7, i.e., over one month before ITT appeared in Court to argue that it intended to use the delay of its annual meeting


-------- ** This figure does not include Mr. Araskog's stock options, currently valued in excess of $20 million. Wolinsky Aff. Ex. C.

*** In his 1989 book, The ITT Wars, Araskog decried "golden parachute" employment contracts as "a dubious practice that skirts the edge of propriety, if not legality" and recommended that Congress outlaw golden parachutes so as to "preclude payments by crony boards of directors." Araskog Tr. 160, 163.

to educate the shareholder electorate. Wolinsky Aff. Ex. F. Another Goldman document shows that there was consideration of whether to seek a tax ruling on the transaction. That same document also shows why the decision was made not to seek a ruling: if a ruling were sought, the spin-off of hotels and gaming could not be consummated before a shareholder vote would have to be held. Id. Ex. G.

          From the outset, the cornerstone of the plan was the distribution of the hotel and gaming business -- representing the lion's share of ITT's assets and revenue -- to ITT's shareholders and the retention of one of the smaller businesses as the "stub." The company's financial advisor told ITT management "that the inclusion of a staggered board in the charter of a new hotel and gaming company would assist in defeating Hilton in its takeover attempt." Rosenfelt Tr. 137. Upon hearing this strategy from his Lazard colleague sometime in March or April, director Wilson was "highly in favor of it" and recognized the "takeover defense benefits to putting hotels and gaming in a [company with a] staggered board." Wilson Tr. 153-56. And from management's perspective, it was "obvious" that spinning off the hotel and gaming operations as a new subsidiary with a staggered board would impede Hilton's ability to take over ITT. Araskog Tr. 216-19.

          ITT's advisors understood that embedded in the spin-off strategy was another potent defense -- a tax poison pill -- that would result in over a billion dollars of liability to Hilton if it acquired the hotel and gaming subsidiary following a tax-free spin-off. Goldman had assisted another client, Commercial Intertech, in successfully deploying a spin-off/tax poison pill defense during 1996. Kaplan Tr. 133-36. Commercial Intertech's SEC filing had disclosed that, if the hostile suitor were to acquire that company or the company being spun-off, "there is a significant risk" that the spin-off would not be tax free. The hostile suitor for Commercial Intertech withdrew due to this risk. Wolinsky Aff. Exs. H, I.

          D.   The Motivation For the Upside-Down Structure of the Plan

          ITT claims that the upside-down structure of distributing hotels and gaming was selected for tax reasons. ITT Br. at 11. This claim cannot withstand scrutiny. Entrenchment, not taxes, drove the structure of the plan.

          ITT and its advisors studied numerous spin-off scenarios between February and June 1997. The various structures included, among others: (a) a so-called "Morris Trust" transaction, whereby ITT would spin off the hotels and gaming business and the technical school business (ITT Educational Services) to shareholders and then merge what remained (World Directories) with another company in a stock-for-stock exchange; (b) a taxable sale of World Directories to be followed by a spin-off of hotel and gaming from ITT Educational; and (c) the structure that was ultimately adopted. Reese Tr. 33, 48-49; Wolinsky Aff. Exs. F, J. K, AAA. There is one common thread to each of the permutations ITT studied: putting the hotel and gaming business in a "new" company with a staggered board and a tax poison pill.

          ITT claims that spinning off hotels and gaming, and keeping World Directoriess as the "stub" was necessitated by tax concerns. Specifically, ITT contends that, under prevailing tax law, if it spun off World Directories, it could not allocate debt to World Directories in excess of the low tax basis ITT has in World Directories' stock without creating a taxable event. Steinberg Aff. P. P. 34-38. Discovery shows that this is a rationalization, not a justification. ITT's Chief Financial Officer, Ann Reese, testified that if World Directories had not been available to serve as the "stub" company, ITT would still have spun out hotels and gaming and would have left ITT Educational behind as the "stub" asset of the "old" ITT Corp. -- again ensuring the ability to spin out hotel and gaming with a staggered board. Reese Tr. 100, 119-20.*

          As Professor Wolfman explains, ITT could have adopted various alternative structures that would have enabled ITT to spin off World Directories and retain the hotel and gaming business without recognizing taxable gain. Indeed, as Professor Wolfman explains, adopting these structures would have had a significant advantage -- if the IRS were later to determine that the spin-offs did not qualify for tax-free treatment, leaving hotels and gaming as the "stub" would dramatically reduce the company's tax exposure. Wolfman Reply Dec. P. P. 6-8. ITT never gave serious consideration to the more conventional structure of keeping the far larger

--------

* Reese claims that this decision -- to use Educational as the stub -- would have been justified by an "argument" based on regulatory concerns. Reese Tr. 100, 119-20. That claim does not make sense; a spin-off of hotels and gaming implicates regulatory issues as well. And today, as part of its plan, ITT is spinning out ITT Educational to ITT shareholders and is claiming that there are no regulatory impediments to that transaction. Wolinsky Aff. Ex. L at 6.

hotels and gaming businesses and spinning off the World Directories business. Reese Tr. 87 (this structure was only "briefly looked at"). The reason is clear: from the standpoint of takeover defense -- the critical standpoint from the perspective of ITT's management -- this structure was a "non-starter." As Mr. Araskog candidly conceded, he never asked his advisors whether there was another way to address the allocation-of-debt issue because he "like[d] [World Directories] as a stub." It allowed him to impose a staggered board. Araskog Tr. 340-41.

          E.   The Development of the "Comprehensive Plan"

          With the critical objective of spinning out hotels and gaming in place, ITT and its management and advisors continued through the Spring of 1997 to develop their plan to defeat Hilton's offer. The initial focus was on a so-called Morris Trust transaction involving World Directories. Problems developed along the way. ITT did not own 100% of the subsidiary; BellSouth owned a 20% interest. On April 2, BellSouth complained to ITT that "the Morris Trust transaction which ITT is now contemplating (entirely for its own benefit) could potentially trigger significant tax liability for which [World Directories] could be responsible ... which would result in [World Directories] being rendered insolvent and [BellSouth's] interest worthless.... [T]he potential exposure created by the proposed Morris Trust transaction threaten[s] the profitability and competitiveness of [World Directories] and, more fundamentally, the long-term viability of the company." Wolinsky Af. Ex. M. The response of ITT's General Counsel totally undercuts ITT's claim that the structure that ITT chose was unrelated to Hilton's bid. He wrote that "[t]he structuring of a tax free transaction has direct relevance to an unsolicited tender we are presently resisting," and claimed that BellSouth's accusations could "lead to a direct or indirect consequence with respect to the unsolicited tender." Id. Ex. N. (emphasis added).

          There was also focus on the alternative of a taxable sale of World Directories. In late April, ITT began receiving indications of interest from potential buyers of World Directories. One interested party was VNU, a Dutch-based telephone directories publisher. On April 23, VNU submitted a letter indicating a willingness to purchase World Directories for $2 to $2.2 billion in cash, and stating that an additional $100 to $200 million might be available and that, with due diligence, it might pay still more. Wolinsky Aff. Ex. O. ITT's advisors gave "preliminary advice ... that a deal in the range proposed by VNU probably makes sense." Id. Ex. P.

          Ultimately, ITT management was unwilling to accede to all of VNU's requests for due diligence, citing fears that VNU would misuse that process to gather corporate intelligence. Araskog Tr. 188; Tuttle Tr. 107, 109; Reese Tr. 68-78; Bowman Tr. 201-02. A May 29 Lazard document suggests a different reason. It states that while an advantage of a sale was that it "[i]n theory, should maximize value of [World Directories]," a disadvantage was that if World Directories were sold it would "not [be] available to serve as the 'surviving' company in a spin-off of Sheraton." Wolinsky Aff. Ex. K at 1110186.

          F.   The CD&R Transaction

          ITT management then focussed more heavily on recapitalizing World Directories to raise cash for its stock self-tender and keeping World Directories as the "stub" company. Araskog Tr. 191. ITT approached the Chase Manhattan Bank to obtain financing. As to one potential structure (a loan followed by a $1 billion dividend), Chase wrote that "[w]e believe that the (approx.) $1 bn dividend to ITT plus the stub value of WD (in progress) should be sufficient to answer [ITT's Chief Financial Officer's] question about whether she can put off [VNU's] due diligence request." Wolinsky Aff. Ex. Q (emphasis added). Chase also wrote that "[t]he purpose of the transaction is to dividend $1.0 billion to ITT Corporation as part of their defense strategy against a hostile takeover by Hilton" and that "[i]n order to gain control of the company, ITT will also tender for 30% of their outstanding shares." Id. Ex. R. See also id. Ex. S.

          Because the financing structure proposed by Chase would result in the incurrence of substantial non-deductible interest, ITT sought an equity investor willing to buy $200 to $250 million of stock in the "stub" company. Tuttle Tr. 130-32; Reese Tr. 146-48. Clayton, Dubilier & Rice ("CD&R"), a leveraged buyout firm, agreed to invest $225 million. For that amount, it will get 32.9% of the common stock of "ITT Corp.," warrants to buy an additional 13.7% of the stock, 5 out of 11 board seats, and a veto over extraordinary transactions. Araskog Tr. 278-81. In short, CD&R will get control; in Mr. Bowman's words "my view is that they are running it." Bowman Tr. 209.*

--------

* CD&R will also avoid any tax risk associated with an IRS challenge to the tax free nature of the comprehensive plan. CD&R insisted that the new hotel and gaming company bear 100% of any tax bill if the spin-off is challenged. Durst Tr. 170.

          Under New York Stock Exchange rules, the sale of 20% or more of the stock of a listed company requires shareholder approval. NYSE Listed Co. Manual R. 312.03(c). Thus, to avoid delisting by the Exchange, the CD&R transaction must be put to a shareholder vote. ITT has structured the plan so that the vote -- and the infusion of $225 million by CD&R -- will not take place until after the spin-offs are consummated. So desperate was ITT to avoid any advance vote that would be a referendum on the plan, it asked Chase for a bridge loan of $225 million to be repaid some 30 to 60 days after the spin-offs were consummated. Wolinsky Aff. Exs. U, V. ITT estimates in its SEC filing that ITT will pay $7.9 million in fees plus 13% interest on the bridge loan. Id. Exs. W, X at 48(A-5); Tuttle Tr. 179-80.

          There is not a single business reason why the CD&R transaction could not be put to a vote and consummated at the same time as the rest of the comprehensive plan. Tuttle Tr. 171-79; Reese Tr. 158-63. The only reason why a time lag was built into the plan and why these fees and interest will be paid is because ITT wants to have the shareholder vote on CD&R's investment take place after the rest of the comprehensive plan is consummated. This is shareholders' money being spent to strip those very shareholders of a timely vote.

               G.   The ITT Board Consideration of the Plan

          ITT's board considered management's proposed plan preliminarily on June 10 and finally on July 15. The testimony of Messrs. Araskog and Wilson shows that the directors understood what Mr. Wilson described as "self-evident": that the purpose, structure and timing of the plan were all intended to defeat Hilton's bid. Araskog Tr. 263, 306-08; Wilson Tr. 161-62. That conclusion also flows from the fact that the directors did not even consider whether the plan should be put to a shareholder vote. Wilson Tr. 177-78, 208-09; Meyer Tr. 70; White Tr. 111-13.

          Discovery also reveals that the information presented to the board was skewed to support the desired result, and that directors failed to exercise their responsibility to understand and evaluate the information presented to them. These defects undermine the integrity of the directors' consideration of the four key issues that faced them: (1) whether the plan and staggered board charter provision should be put to a stockholder vote;
(2) whether ITT should seek a tax ruling with respect to the spin-off; (3) whether the plan would create a $1.4 billion tax impediment for Hilton; and (4) whether the structure that management was recommending was justified by the economics.

          1.   The decision not to seek a vote on the
               plan or the staggered board

          ITT's December 1995 "trivestiture" was put to a vote "because of the importance of the Distribution to ITT and its shareholders." Wolinsky Aff. Ex. Y at 17. While conceding that the 1997 plan is equally important (Anderson Tr. 139; Araskog Tr. 298-99; Burnett Tr. 303; Payton Tr. 225), there was no discussion at the June and July board meetings of submitting it to a vote. Wilson Tr. 177-78, 208-09; Meyer Tr. 70; White Tr. 111-13. No director even raised the questions whether the plan should be put to a vote. Wilson Tr. 177-78, 208-09. Although directors testified that "waiting" for a shareholder vote was disadvantageous, they did not know how long it would take for a vote to be held. Burnett Tr. 304, 307; White Tr. 151; Anderson Tr. 145-47. The directors never considered and were never advised as to how soon a vote could be held. Anderson Tr. 145; Burnett Tr.
307. When it was pointed out to director Anderson at deposition that a vote on the 1995 spin-off was held only three weeks after proxy materials were disseminated, she conceded that in 1997 "we didn't explore that, because we didn't consider it." Anderson Tr. 146.

          As for the "staggered board" provision, it was simply presented to the directors by management or its advisors as part and parcel of the plan. Meyer Tr. 92 ("it was clear to me that however we ended up afterwards, we were going to have a staggered board based on the submission we had"), 109 ("instigator" of issue was management or advisors). According to one director, the staggered board was a "good idea" because it would make a takeover of ITT by Hilton or anyone else "more difficult." Wilson Tr. 174-75. The directors assumed that they could implement this fundamental change in governance without a vote. No director asked if this was so. Wilson Tr. 175-76; Meyer Tr. 98. The directors adopted the staggered board provision with little or no discussion. Payton Tr. 57 ("there was no big discussion of it"), 188-93; Anderson Tr. 112-13 (staggered board was "almost, oh by the way"); Burnett Tr. 285.*

--------

* In his affidavit replying to the affidavit of Professor Macey, Professor Fischel observes that public corporations "almost invariably obtain shareholder approval" for the adoption of a staggered board and that, given the fact that ITT is spinning off over 90% of its assets into a "new" corporation, its spin-off is an unprecedented "end run" around

          2.  The decision not to seek a tax ruling

          The decision not to seek a tax ruling is equally suspect. That decision was made "fairly early on" by the company's in-house and outside counsel. Araskog Tr. 275. While ITT contends before the Court that there was no reason to seek a ruling because the tax-free nature of the spin-offs is beyond question, they have not been so absolute in regulatory hearings. In testimony before the New Jersey Casino Control Commission, Mr. Bowman justified the decision by referring to a concern that IRS personnel:

          at times interpret things differently than we might like. Again, one can get into extensive and sometimes derivative conversations with the service; and given the high degree of confidence that we have as board and business people and the highest degree of confidence in Cravath, Swaine & Moore had, it does not seem to make sense this time to seek a ruling. Wolinsky Aff. Ex. Z at 59 (emphasis added).

Cravath tax lawyer Lewis Steinberg made the same point in his testimony before the Nevada State Gaming Control Board. He said that he did not see the "wisdom of seeking a ruling" given his firm's opinion and "given the possible costs of going forward ... in terms of time, loss of control, and just things that might be asked." Id. Ex. AA at 73 (emphasis added). And in a recent SEC filing, ITT states that "it will not seek a ruling from the IRS with respect to the Federal income tax consequences of the Distributions, and the IRS could take a position contrary to Cravath, Swaine & Moore's opinion." Id. Ex. BB at 32.

          The directors were not told that the IRS might "interpret things differently than we might like." The record shows that they were told that "the reason we are not obtaining the ruling is solely because of the timeframe involved as it takes approximately six months to obtain a ruling and that there is no reason to believe that if we submitted a ruling request we would not get one." Wolinsky Aff. Ex. DD (emphasis added). It also shows that they were told little else. Perhaps most notably, the directors were not told of the staggering consequences of an IRS determination that the transactions are taxable -- $1.4 billion in corporate tax liability and $1.4 billion in shareholder tax. Meyer Tr. 161-63; Wilson Tr. 200-201, 227-28; Payton Tr. 237. Nor

---------
obtaining a shareholder vote. Fischel 9/19 Aff. P. P. 7-8. The reply declaration of Daniel H. Burch, which responds to ITT's proxy solicitor Robert H. Johansen, shows that Mr. Johansen's data do not reveal any other situation in which a board "by spinning off the vast majority of its assets, [adopted] a staggered board without a shareholder vote in the midst of a proxy contest." Burch Reply Dec. P. 1.

were the directors made aware of the high comfort level that an IRS ruling would bring. Anderson Tr. 178-79; Burnett Tr. 275-77. And they were not informed that retaining the hotel and gaming business as the "stub" would result in a dramatic reduction of the amount of tax if there were liability. White Tr. 148. See also Wolfman Reply Dec. P. P. 6, 8.

          The directors cannot explain why ITT sought an IRS ruling in 1995 but are not seeking one today. Director Wilson testified that the 1997 plan was somehow "less complex" than the 1995 spin-offs. Wilson Tr. 199. Director Payton said it was because in 1997, as opposed to 1995, there was a "context laden with intrusive, hostile, coercive elements." Payton Tr.
238. Director Meyer simply had no idea. Meyer Tr. 161.*

          The record thus shows that the directors simply accepted management's recommendation, and that ITT's management and advisors did not share with the board their concern that the IRS might "interpret things differently than we might like" and that there were "things that might be asked." One particular tax concern of ITT was revealed in the deposition of its tax director, Allan Durst. His testimony disclosed that Cravath itself had raised as an issue the possibility that CD&R partners -- who include large institutional investors in the business of buying and selling securities -- might individually purchase stock of "old ITT," i.e., World Directories, on the open market, thus arguably causing CD&R to exceed limitations under new Section 355(e) of the Internal Revenue Code. The result would be that the tax-free nature of the spin-off would be destroyed. Durst Tr. 193-95, 197. This risk is not disclosed in ITT's SEC filings, and Cravath's opinion on that particular issue has been withheld on a claim of "privilege." Durst Tr. 192-194, 196. Professor Wolfman opines that this is a genuine problem -- the very kind of issue that should have caused ITT to seek a ruling. Wolfman Reply Dec. P. 21.

          Professor Wolfman also opines that ITT is proceeding in a "most unusual and risky manner" by not seeking a ruling and that Mr. Steinberg's explanations for not seeking a

--------

* Mr. Steinberg's affidavit acknowledges that in 1995, "old" ITT decided to obtain a tax ruling, but attributes that decision to "particular circumstances ... that are no longer at issue." Steinberg Aff. P. 11. Since Mr. Steinberg and his firm were not tax counsel to ITT on the 1995 spin-off, Durst Tr. 30-32, he has no first-hand knowledge of the motivations for ITT's decision to obtain an IRS ruling in 1995.

ruling are unpersuasive. Wolfman Reply Dec. P. P. 2(a), 18-24.* And, of course, from a tax perspective, there is simply no reason for ITT not to seek a ruling. That decision has nothing to do with taxes: the real explanation is found in Mr. Araskog's testimony that it would be "very dumb" to have the 1997 annual meeting at an "inopportune time." Araskog Tr. 125-26. Seeking a tax ruling -- and not closing the spin-offs before the November 14 statutory deadline for holding the annual meeting -- would be more "inopportune" for the ITT management and board.

          3.  The "tax pill"

          The only portion of the July 15 ITT board minutes addressing the tax poison pill issue states:

          [Mr. Steinberg] confirmed Cravath's opinion that if Hilton were to buy Destinations, he believed that under current law and the provisions of pending Federal tax legislation there should be no adverse tax effects to the Corporation or its stockholders. Mr. Steinberg explained the basis for this opinion and pointed out that it is based on an interpretation of current tax laws and the current provisions of pending legislation rather than on binding precedent, and accordingly is not free from doubt and is subject to revision if pending tax legislation changes. Wolinsky Aff. Ex. EE at 13 (emphasis added).

          There is a serious question as to whether this advice was given. Director Wilson testified that the minutes appeared to be "watered down" from what he recalled Mr. Steinberg as having said. Wilson Tr. 233-36. See also Anderson Tr. 181 (Steinberg "did not qualify his opinion in any respect"); White Tr. 118-19. Assuming that the advice was given as reflected in the minutes, it is plain that no reasonable director hearing this hedged and qualified opinion could have received great comfort, especially given the magnitude of the potential liability.** Their lawyer had no "binding precedent" on which to rely with respect to an issue that was the subject of "pending tax legislation" and that "accordingly" was "not free from doubt."

--------
* One of the leading credit rating agencies, Standard & Poor's, is unconvinced as well. In a September 12 release downgrading ITT's debt ratings to "junk" status, Standard & Poor's stated that "ITT could potentially be faced with a material future tax liability related to its planned distribution, which is not factored into the rating. Despite a favorable opinion from its attorneys that this is a tax-free transaction, the spin-off is proceeding without an IRS ruling." Wolinsky Aff. Ex. DD.

** By contrast, the minutes reflect the Mr. Steinberg was far less equivocal on the issue of the tax-free nature of the spin-offs themselves:
"Mr. Steinberg stated that Cravath is prepared to render an opinion that the spin-offs will be considered tax-free events under current law." Wolinsky Aff. Ex. EE at 13.

          Despite the qualified nature of the Cravath opinion, the ITT board did nothing to verify whether the plan did contain a tax poison pill. No director asked Cravath to put its opinion in writing.* No director sought a second opinion, even though the outside directors had their own "independent counsel" in the room.** And no director inquired as to the magnitude of the tax poison pill if Cravath's advice turned out to be incorrect; indeed, no questions were asked on this subject at all. Meyer Tr. 162-163, 170-74; Wilson Tr. 224, 287-88; Bowman Tr. 317; Burnett Tr.
280-81. Had the ITT board been more inquisitive, it might have learned that a Goldman Sachs client, Commercial Intertech, had successfully used the spin-off/tax poison pill defense just last year. Kaplan Tr. 133-36. They might also have learned what Professor Wolfman has now reiterated in his Reply Declaration: that if Hilton were to acquire the new hotel and gaming company after the spin-off, it would be subjected to "the very substantial risk of $1.4 billion of tax." Wolfman Reply Dec. P. 10.

          4. The "value" of the World Directories "stub" and the CD&R transaction

          The board also was presented with an incomplete and skewed presentation on the effort to maximize the value of World Directories and on the value of the CD&R transaction. While the directors were given a chart reflecting what the net proceeds would be to ITT on a taxable sale at prices ranging from $1.325 to $2.525 billion, Wolinsky Aff. Ex. P at 01350721, they were not told about VNU's April 23 letter or that a sale at the $2.2 billion price proposed by VNU would net ITT $1.2 billion. The only veiled reference to VNU was Mr. Araskog's statement at the June 10 board meeting that the "indications of interest" that had been received "were viewed as well below the range of acceptability." Wolinsky Aff. Ex. FF. No investment banker

--------

* Cravath did not furnish a written opinion until September 8 -- some 55 days after the board adopted the plan -- only after Hilton had challenged the board's reliance on oral advice. Wolinsky Aff. Ex. VV.

**   While ITT makes a point of claiming that the outside directors were represented by separate counsel, namely a partner in the LeBoeuf Lamb firm, the separate counsel was not asked to provide a second tax opinion. Moreover, the independence of the LeBeouf firm is open to serious question since that firm also serves as Mr. Araskog's personal counsel with respect to ITT compensation matters. Indeed, the LeBoeuf firm represented Mr. Araskog in negotiating the terms of his "golden parachute" with ITT. The "other side" in negotiation were the members of the Compensation Committee of the board -- outside directors who were also represented by LeBoeuf. Burnett Tr. 41; Araskog Tr. 139-40.

commented on the point. The board was not told that management had deferred VNU's due diligence requests or that VNU had indicated that it would be willing to pay more than $2.2 billion if due diligence warranted it. Araskog Tr. 321; Bowman Tr. 179; Anderson Tr. 150; Reese Tr. 185-87; Meyer Tr. 135.

          Further, the board was presented with an analysis of the CD&R transaction that represented that the "implied value" of the transaction was $1.359 billion. That figure has two components: a $900 million cash dividend from World Directories to ITT and an "implied value" of $459 million for the public's continuing 67.1% stake in the "stub" company. Wolinsky Af. Ex. GG at 12. As discussed in the accompanying affidavit of Jeffrey R. Greene, National Director of Ernst & Young Valuation Advisors, this "implied value" of $459 million for the public equity is fundamentally flawed. Goldman's analysis rests on the assumption that the per share value of stock held by the public stockholders of ITT will be the same as the price per share to be paid by CD&R -- an unreasonable assumption because CD&R is buying effective control of the company. Greene Aff. P. P. 9-11; Moelis Dec. P. 4. Mr. Bowman acknowledged that CD&R paid a higher price than the price at which ITT's financial advisors believe the stock will initially trade. Bowman Tr. 214, 281. Even if one assumes that the amount CD&R will pay for its control stake is the appropriate benchmark, Goldman's analysis is incorrect because it assumes that the entire $225 million to be paid by CD&R is allocable to the 32.9% stock interest it will receive at closing. CD&R is also receiving warrants that are worth between $30 million and $40 million. Deducting for the value of these warrants results in a far lower "implied value" for the public equity. Greene Aff. P. 11.

          These errors slanted Goldman's presentation. A more balanced presentation would have shown that the equity value to the public in the "stub" company would be on the order of $154 to $315 million, and that the total value of the World Directories transaction to ITT and its shareholders would be $1.054 to $1.215 billion. Greene Aff. P. P. 12-15. At those values, the directors might have questioned whether it made economic sense to go forward with CD&R and might have questioned management's decision to deny VNU the due diligence it had requested. Id. P. 17. The directors, however, were not provided with the information to ask the question because it would have undercut the "economic rationale" for leaving World Directories as the "stub."

          H.   The August 14 Board Meeting

          Shortly after ITT announced its plan, questions were raised in the press about the board's decision not to seek an IRS ruling. Donald R. Alexander, a former IRS Commissioner, was quoted as stating: "People don't normally do a spin-off without the assurance of an IRS ruling. Probably they are doing it here simply because they have to rush the transaction." Wolinsky Aff. Ex. HH. Hilton raised this same question in its counterclaims in ITT's declaratory judgment suit. Hilton's Answer & Counterclaims P. P. 51-56. Hilton publicly asserted that ITT had erected a $1.4 billion tax poison pill; a noted Wall Street tax expert concurred in that view. Araskog Tr. 347-48; Wolinsky Aff. Ex. II. ITT also received communications from the owners of approximately 8 to 10 million shares of the company's stock, including letters from Leon Cooperman, a former senior partner at Goldman, and several mutual fund advisors expressing their displeasure with the plan and/or requesting the opportunity to vote. Id. Ex. JJ; Bowman Tr. 251.

          It was against this backdrop that the ITT board met on August 14 to consider Hilton's increased offer at $70 per share. The board was told by Goldman Sachs and Lazard that Hilton's offer was "inadequate" and accepted that view -- even though Goldman and Lazard also told the board that the market valued ITT's plan at only $62 to $64 per share. Rosenfeld Tr. 243. The board took no real interest in the sentiments that had been expressed by the large shareholders. Director Meyer testified that the board spent "three, four minutes" out of a "five or six hour[]" meeting discussing the shareholders' letters. Meyer Tr. 122-24. Indeed, in the almost nine months since Hilton initiated its proxy contest, the ITT directors have never met with their proxy solicitors and never sought to ascertain what the majority of the shareholders want. Bowman Tr. 249-51; Reese Tr. 201-10. The only information that they received was a report from Ms. Reese based on her conversations with shareholders. Ms. Reese "made it very clear" to the directors that her report "was not the basis on which they could infer anything." Reese Tr. 214.

          The directors again ignored the question of whether ITT should seek a tax ruling and whether there was a tax poison pill. No second opinion was sought on either subject.

Anderson Tr. 179-80; Bowman Tr. 317-18; Burnett Tr. 280. The advice that they did receive was from a Cravath attorney (not a tax lawyer) who said that "while companies often obtain a tax ruling, if there is sufficient time to do so, it is not unusual to proceed on the basis of a tax opinion without a ruling" and that there was "no IRS ruling or case law this is dispositive" of the tax poison pill question. Wolinsky Aff. Ex. KK.

          Although Hilton had materially raised its offer, the testimony is clear that no "serious consideration" was given to withdrawing the comprehensive plan in light of the new $70 bid. Meyer Tr. 75. The ITT board decided not to meet with Hilton because it was advised that "there was serious doubt as to whether or not we would have gained anything from a discussion." Meyer Tr. 202. No director challenged that conclusion or expressed a view that there was additional information about the Hilton offer that could be learned from sitting down with Hilton. Meyer Tr. 203.

                                  Argument
                                  --------

III.     ITT'S COMPREHENSIVE PLAN UNLAWFULLY
         INTERFERES WITH SHAREHOLDER VOTING
         ----------------------------------

          As Hilton demonstrated in its opening brief, ITT's plan represents a deliberate assault upon fundamental principles of corporate democracy. ITT and its directors attempt to justify their conduct by claiming that Nevada law requires only that directors act "in good faith and with a view to the interests of the corporation," that Shoen does not apply "unless there is complete stockholder disenfranchisement," and that there is "no evidence that the Board adopted the classified board with the purpose of disenfranchising shareholders, nor any basis to infer such a motive." ITT Br. at 19-23. ITT is wrong on all three points.

          A. The ITT Directors' Alleged "Good Faith" Does Not Justify Interference with the Stockholder Franchise.

          As it has several times before in this litigation, ITT claims that NRS 78.138(1) sets forth the sole limitation on the exercise of directorial power in Nevada, and that the only issue is whether ITT's directors approved the plan in "good faith." ITT Br. at 19-20 & 21 n.37. This argument rests on a fundamental misunderstanding of Nevada law. Shoen squarely holds that board "'action designed for the primary purpose of interfering with the effectiveness of a stockholder vote'" will not be sustained unless "the board bears 'the heavy burden of demonstrating a compelling justification for such action.'" 885 F. Supp. at 1341, quoting Blasius Indus., Inc. v. Atlas Corp., 564 A.2d 651, 659, 661 (Del. Ch. 1988) (emphasis in original). Shoen makes clear that "[t]his is so even where the board acts, not out of self-interest, but rather with 'subjective good faith'" because the board holds "'a good faith belief that
 ... shareholders need[] to be protected from their own judgment.'" 885 F. Supp. at 1341 n.21, quoting Blasius, 564 A.2d at 658 (emphasis added). As Judge Reed stated in Shoen, the "good faith" standard of NRS 78.138(1) "will not insulate from more searching review directors' actions taken to defeat a threat from insurgent stockholders by interfering with their voting rights." 885 F. Supp. at 1341 n.22.*

          Just last April, this Court stated that it "fully embraces the foregoing principles expressed in Shoen." Hilton Hotels Corp. v. ITT Corp., 962 F. Supp. 1309, 1310 (D. Nev.), aff'd, 116 F.3d 1485 (9th Cir. 1997).
ITT has not demonstrated any reason for this Court to depart from these principles.

---------

* The language and legislative history of NRS 78.138(1) amply supports Judge Reed's analysis. NRS 78.138(1) states that Nevada directors "shall exercise their powers in good faith and with a view to the interests of the corporation." It does not provide that the standard by which directors' "good faith" is to be evaluated is a "subjective" one. Indeed, the language of NRS 78.138(1), enacted in 1991, is identical to the language of former NRS 78.140(1), 1951 Nev. Stats. 328, which in turn, was drawn from Cal. Corp. Code ss. 820, enacted in 1947. NRS 78.138(1) and its statutory predecessors have been interpreted to require that directors act reasonably, i.e., in accordance with a standard of objective good faith. See, e.g., Buchanan v. Henderson, 131 B.R. 859, 868 (D. Nev. 1990), rev'd on other grounds, 985 F.2d 1021 (9th Cir. 1993); Leavitt v. Leisure Sports Inc., 103 Nev. 81, 86, 734 P.2d 1221, 1224 (1987); National Auto. & Cas.
Ins. Co. v. Payne, 67 Cal. Rptr. 784, 790 (Cal. Ct. App. 1968). The Nevada Legislature's 1991 re-enactment of the same "good faith" language is prima facie evidence of its acquiescence in that well-settled judicial construction. Merrill Lynch, Pierce, Fenner & Smith, Inc. v. Curran, 456 U.S. 353, 382 n.66 (1982). See also Bishop, Nevada Corporation Law & Practice ss. 7.15 at 176 (1993) ("it is likely that the courts will [read NRS 78.138 to] require more of directors than that they act in good faith and with a view to the interests of the corporation").

     The legislative history of NRS 78.138 also confirms the importance that the Nevada Legislature attaches to the shareholder franchise as the only effective check on a target board that seeks to block a takeover bid the shareholders wish to accept. See Minutes of the Nevada State Legislature Assembly Committee on Judiciary at 14 (May 21, 1991) (1991 amendments, including NRS 78.138, do not give Nevada boards of diectors excessive leeway in resisting takeovers because shareholders retain "the power to vote out management") (statement of John Fowler).

          B.   Shoen Does Not Require "Complete Stockholder
               Disenfranchisement"

          ITT and its directors also try to sidestep Shoen and the line of Delaware cases upon which it relies by claiming that these cases do not apply "unless there is complete stockholder disenfranchisement." ITT Br. at 21-22 (emphasis in original). ITT asserts that there will be no such "complete disenfranchisement" here because "ITT plans to have its annual meeting in November and [the hotel and gaming subsidiary] will have its first annual meeting as soon as practicable after it is spun off" at which time Hilton or anyone else "will be able to run a slate of directors." ITT Br. at 21.

          Shoen itself rejected this very argument. The incumbent directors in Shoen sought to hold an annual meeting before an arbitration decision was expected to be issued; the decision might have rendered the directors unable to control the voting of a dissident's shares. The directors argued that no harm had been done because "while the [meeting] date was set prior to its historical date, no shareholder ha[d] lost any right to vote." 885
F. supp. at 1342. Judge Reed saw right through this formalistic position:

          [W]hile shareholders still can vote their shares freely, the range of choices available to them has been narrowed by the advancement of the meeting date and [the dissident's] consequent inability to campaign. "[T]he unadorned right to cast a ballot in a contest for office," after all, "is meaningless without the right to participate in selecting the contestants." Id. (citations omitted).

The test under Shoen is not whether the board's action results in "complete shareholder disenfranchisement," but whether it "'thwart[s] a shareholder group from effectively mounting an election campaign.'" 885 F. Supp. at 1341, quoting Blasius, 564 A.2d at 659 n.2.

          Similarly, in Blasius, an insurgent shareholder initiated a consent solicitation to amend the Atlas by-laws to expand the size of the board from seven to fifteen members and to elect eight nominees to fill the new directorships. In response, the Atlas board increased its size by two directors -- from seven to nine -- and instantly filled the newly created positions; thus, even if the eight insurgent nominees were elected to the board, they would be a minority. 564 A.2d at 655. As in Shoen, there was no "complete shareholder disenfranchisement" since there was nothing to prevent the insurgent from continuing its consent solicitation to elect a minority, rather than a majority, of the board. The Chancery Court nevertheless struck down the board's action because it was designed to "interfere with the effectiveness of a vote." 564 F.2d at 660.

          Blasius is particularly noteworthy because the invalidated board action in that case -- changing the board structure and composition to prevent an effort to elect a majority of the board -- is functionally equivalent to ITT's efforts to impose a "staggered board" without a shareholder vote. Here, as in Blasius, the incumbent directors are attempting to thwart the will of the shareholders by ensuring that a majority of the incumbent directors will remain in office no matter what happens in the next election. See also IBS Fin. Corp. v. Seidman & Assocs., L.L.C., 954 F. Supp. 980, 994 (D.N.J. 1997) (invalidating directors' reduction of the size of the board by one and the number of seats up for election by one because it "effectively minimized the potential success of the [dissident's] impending proxy solicitation"); Lerman v. Diagnostic Data, Inc., 421 A.2d 906, 912 (Del. Ch. 1980) (inequitable action "did not put the challengers out of business" but "unfairly hindered their ability to present their position to the shareholders within the allotted time").*

          There can be no doubt that, as a result of the tax poison bill and staggered board features of the plan, Hilton will be prevented from "effectively mounting an election campaign" and the "range of choices available to [ITT shareholders will be] narrowed." Shoen, 885 F. Supp. at 1341, 1342. While "old" ITT and its "new" hotel and gaming company will conduct annual meetings in November, the tax poison pill feature will make it economically irrational for Hilton to continue to wage a proxy fight once the spin-off is complete because it could no longer acquire ITT without incurring massive tax liability. And the staggered board provision will make it impossible for Hilton to replace a majority of the "new" hotel and gaming company's directors even if it were willing to swallow the pill. All that ITT shareholders will have left is an "'unadorned right to cast a ballot'" for management's slate at an annual meeting. The 1997 annual

--------

* ITT (Br. at 21) cites two cases for the proposition that "complete stockholder disenfranchisement" is required, but those cases do not support that proposition. Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1379 (Del. 1995) (Blasius triggered by board action that "frustrate[s] or completely disenfranchise[s] a shareholder vote") (emphasis added); Stroud
v. Grace, 606 A.2d 75, 92 (Del. 1992) (Blasius triggered by board action to "interfere with or impede exercise of the shareholder franchise"). In each case, the Delaware Supreme Court upheld the board action at issue precisely because there was no frustration of the shareholder franchise. Unitrin, 651 A.2d at 1383 (upholding shareholder rights plan and stock repurchase program because "a proxy contest apparently remained a viable alternative for [the bidder] to pursue"); Stroud, 606 A.2d at 92 (shareholders themselves approved by-law amendment in question).

meetings of ITT and the "new" hotel and gaming company will be rendered "'meaningless.'" 885 F. Supp. at 1342.

          Citing this Court's April 21 order and Stahl v. Apple Bancorp, Inc., 579 A.2d 1115, 1123 (Del. Ch. 1990), ITT also argues that Shoen is inapplicable here because the ITT board had not yet scheduled the 1997 annual meeting when it adopted the plan. ITT Br. at 22. But Stahl holds only that "the action of deferring [an] annual meeting where no meeting date has yet been set and no proxies even solicited does not impair or impede the effective exercise of the franchise." 579 A.2d at 1123. It does not hold that a board can engage in other types of inequitable interference with the shareholder's right to vote through the simple expedient of failing to schedule a meeting. Cf. Shoen, 885 F. Supp. at 1341 n.23 ("manipulation of meeting dates is not the only method at the Board's disposal should it wish to interfere with the 'free and effective exercise of voting rights'") (citation omitted).*

          C.   The Board's Primary Purpose Is To Interfere With Shareholder
               Rights.

          ITT and its directors deny that the "primary purpose" of the plan is to disenfranchise ITT shareholders and claim instead that the plan was adopted for "compelling business reasons." ITT Br. at 22-23. That assertion cannot withstand scrutiny. The objective facts are that: (1) the directors have voted to change their own terms of office in the middle of a proxy contest to unseat them; (2) there is nothing about the economics or structure of the plan that required the directors to include a staggered board in the charter of the "new" hotel and gaming company; (3) the plan could have been put to a vote consistent with ITT's own timetable for closing if the directors had chosen to do so; (4) the claim that the board is seeking to implement

--------

* Moreover, under the circumstances of this case, the ITT board has failed to "schedule" an annual meeting only in a hyper-technical sense.
At oral argument on April 17, 1997, ITT conceded that the meeting must be held no later than November 14 and that ITT would have to begin the process of calling a meeting by the first week of September. 4/17/97 Tr. at 47. ITT has told the world that it intends to hold its annual meeting in November and has disseminated "broker search cards" stating that the record date for the annual meeting is October 1. Burch Reply Dec. P. 9. And both sides have filed proxy statements with the SEC and are engaged in the solicitation of shareholders. The electoral process has been engaged. See IBS Fin. Corp., 954 F. Supp. at 993 n.6 (Blasius triggered, even though meeting date not fixed, where board was "'faced with a proxy contest or an expected proxy contest when it [acted]'"), quoting Commonwealth Assocs. v. Providence Health Care, Inc., No. Civ. A. 13135, 1993 WL 432779, at *8 (Del. Ch. Oct. 22, 1993).

the plan promptly "not in order to avoid a stockholder vote" but "to avoid market risks ... that may result from any delay" is false; (5) the directors concede that one element of the plan, the CD&R transaction, must be put to a shareholder vote; and (6) the directors authorized the expenditure of $7.9 million of ITT's money so that the vote on the CD&R transaction could be delayed until after the comprehensive plan is consummated. These objective facts speak far more loudly than the directors' self-serving statements about their "primary purpose."

          The discovery record further confirms that the "primary purpose" of the elements of the plan is to impair the shareholder vote:

          (a) From the outset, ITT and its advisors recognized that the company was vulnerable to a proxy fight because it had no "staggered board." Araskog Tr. 103-04; Rosenfeld Tr. 65-66; Wilson Tr. 67-68.

          (b) The cornerstone of ITT's strategy from the moment it was first devised was to spin-off the hotel and gaming businesses and retain one of the smaller businesses as the "stub." It was "obvious" to all concerned that this strategy would redress ITT's vulnerability to a proxy fight by erecting a "staggered board" barrier to Hilton's bid. Araskog Tr. 219; Rosenfeld Tr. 131-37; Wilson Tr. 153-54. Indeed, this is why Mr. Araskog "like[s] [World Directories] as a stub." Araskog Tr. 340-41.

          (c) It was "self-evident" to the directors that adopting a staggered board would thwart Hilton from replacing a majority of the hotel and gaming company's board. Wilson Tr. 161-62. The board consensus was that this was a "good idea." Wilson Tr. 173-75.

          (d) Mr. Araskog acknowledged that the board was manipulating the timing of ITT's annual meeting to maximize the incumbents' chances for success. Araskog Tr. 125.

In light of this record, the "only reasonable inference is that the [ITT] board acted for the purpose of interfering with other shareholders' voting rights." Shoen, 885 F. Supp. at 1342. See also Packer v. Yampol, No. Civ.
A. 8432, 1986 WL 4748, at 16 (Del. Ch. Apr. 18, 1986) ("inequitable purpose can be inferred where the directors' conduct has the effect of being unnecessary under the circumstances, of thwarting shareholder opposition, and of perpetuating management in office"); Lerman, 421 A.2d at 912, 914 (same).*

          D. The ITT Board Lacks a "Compelling Justification" for Interfering with the Shareholder Franchise.

          Board interference with the shareholders' right to vote is permissible only if the board has a "compelling justification." Shoen, 885
F. Supp. at 1342. In view of the "transcending significance of the franchise to the claims to legitimacy of our scheme of corporate governance", Blasius, 564 A.2d at 662, this "quite onerous" standard is rarely met. Williams v. Geier, 671 A.2d 1368, 1376 (Del. 1996). It certainly hasn't been met here.

          ITT's board asserts that "successful implementation by the three new entities created by the Spinoff of their respective long-term strategic plans, will produce greater value than Hilton's inadequate offer." The directors also claim that their plan will cause less "disruption" to employees and will better "protect the interests of Sheraton hotel owners and Sheraton franchisees" than Hilton's bid. ITT Br. at 9. These claimed benefits simply do not constitute "compelling justification" for interfering with the shareholders' right to vote for Hilton's slate.

          It does not matter for purposes of Shoen and Blasius whether the ITT board genuinely believes that the plan is in the best interests of the corporation or is preferable to the Hilton offer. In Blasius, Chancellor Allen rejected the notion that a board's good faith belief that the insurgent's restructuring proposal would harm the corporation could justify the board's efforts to thwart a shareholder vote:

          It may be that the Blasius restructuring proposal was or is unrealistic and would lead to injury to the corporation and its shareholders if pursued. Having heard the evidence, I am inclined to think it was not a sound proposal. The board certainly viewed it that way, and that view, held in good faith, entitled the board to take certain steps to evade the risk it perceived. It could, for example, expend corporate funds to inform shareholders and seek to bring them to a similar point of view. But there is a vast difference between expending corporate funds to inform the electorate and exercising power for the primary purpose of foreclosing effective shareholder action. A majority of the shareholders, who were not

--------

* While it denies that the primary purpose of the plan is to impede Hilton, ITT also argues that "[e]ven if the Board's primary purpose had been to respond to Hilton's hostile bid, under Delaware law Unocal, not Blasius, would apply." ITT Br. at 23 n.41. This is incorrect. The Delaware Supreme Court has squarely held that when a board of directors interferes with the exercise of shareholder voting in response to an acquiror's having launched both a proxy fight and a tender offer, both Blasius and Unocal apply. Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1379 (Del.
1995).

          dominated in any respect, could view the matter differently than did the board. If they do, or did, they are entitled to employ the mechanisms provided by the corporation law and the Atlas certificate of incorporation to advance that view. 564 A.2d at 563 (citations omitted) (emphasis added).

See also IBS Fin., 954 F. Supp. at 994 (incumbent board asserted good faith belief that insurgent's proposal to put the company up for sale was "bad for the company and bad for the shareholders;" "this decision, when manifested as who should comprise the ... board, is one for the shareholders, not to be usurped by a board of directors, however good-intentioned").

          Even if one accepts in its entirety ITT's view that the plan is economically superior to Hilton's offer, ITT can point to no "compelling" economic necessity that requires it to include a staggered board in the charter of the "new" hotel and gaming company at all, and no "compelling" economic necessity for implementing the plan before the 1997 annual meeting is held. There is no risk that the allegedly "economically inferior" Hilton offer will be consummated before the 1997 annual meeting. Because ITT has in place a "rights plan" that makes any acquisition of ITT not approved by the board impossible, Hilton cannot consummate its offer (without the cooperation of the incumbent directors) until after ITT's 1997 annual meeting is held. There is no "compelling" reason why implementation of the plan could not await the outcome of the 1997 annual meeting.*

          The ITT board also cannot find "compelling justification" in its desire to protect constituencies other than the shareholders from Hilton's offer. ITT Br. at 23. Just as Shoen and Blasius do not allow a board to interfere with the corporate franchise in order to protect the shareholders from what the board perceives to be a "bad" acquisition proposal, these authorities do not allow a board to interfere with corporate franchise in order to protect employees, creditors and other corporate constituencies from such a proposal. The decision as to who should comprise the board belongs to the shareholders -- not the board or the employees or creditors.**

--------

* Cf. Packer v. Yampol, 1986 WL 4748 at *16 (even if incumbent directors "had no economic choice" but to issue super-voting preferred stock to friendly shareholders in midst of proxy fight, Blasius violated since transaction could have been made conditional upon stock not being voted until after annual meeting).

**   The directors claim that Hilton's offer poses a threat to ITT's franchisees, employees, creditors, and the local and national economies. Hilton's offer poses no such threat. As to franchisees, Hilton will not enter into a transaction with HFS that would diminish the value of assets that it has offered to buy for $8.4 billion. Hart Tr. 129-30.

          Nor can ITT credibly argue that the prospect of delay provide the "compelling justification" for the implementation of the plan before a shareholder meeting. As noted, if ITT had chosen, it could already have conducted a shareholder vote by now. If the plan is so "compelling," then the shareholders would have readily approved it. The prospect of "damage" from delay is in any event non-existent. ITT's Treasurer admitted that the financing for the plan is locked in until December 31, and that movements in interest and currency exchange rates will not adversely affect the company if consummation of the plan is delayed until November 14. Tuttle Tr. 159-61, 182-84. The fact that ITT is trying to rush through implementation of the plan before the statutory deadline for holding a meeting reflects no "compelling justification" for the board's interference with the shareholder franchise, only a naked desire to do so.

IV.  NRS 78.390 REQUIRES A SHAREHOLDER VOTE ON THE PLAN

          ITT concedes that NRS 78.390 requires a shareholder vote to amend a company's articles of incorporation to include a staggered board provision. But ITT asserts that it can effectively amend its charter without a shareholder vote by spinning off 93% of its assets in a "new" subsidiary whose charter will provide for a staggered board. Relying on NRS 78.215, which allows a board to declare dividends without shareholder approval, ITT argues that NRS 78.390 is not even implicated here because ITT is technically not amending its own charter. ITT Br. at 24.

---------

As to employees, the claim that Hilton would engage in wholesale firings is unsupported in the record. Bollenbach Tr. 301-03 (only a "small number of very expensive" ITT positions will be eliminated). It also rings hollow coming from an incumbent board which has itself presided over the termination of over 65% of ITT's headquarters employees, while simultaneously granting the CEO a "golden parachute" worth at least $19.8 million. Araskog Tr. 147-48, 153. As to creditors, Hilton expects that it will retain its investment grade rating if its offer succeeds. Bollenbach Tr. 137-42; Hart Tr. 131, 162. By contrast, ITT is threatening the interests of creditors by transforming itself from an investment grade credit into an issuer of junk bonds. While ITT is tendering for its public debt, its general creditors (e.g., vendors and suppliers) will not get the benefit of the debt tender offer and will be forced to deal with a financially weakened ITT. As to the local economy, the only impact on Nevada that Mr. Bowman could identify is his speculation that Hilton would not develop the 34-acre parcel adjoining the Desert Inn. He admitted, however, that ITT has no immediate plans to do so either. Bowman Tr. 266-68. And as far as the national economy is concerned, ITT acknowledges in its SEC filings that competition in hotels and gaming is "vigorous" and "intense." Wolinsky Aff. Ex. LL at 42. A Hilton acquisition of ITT will create a stronger company and will enhance competition.

          As Hilton explained in its opening brief, the court in Kansas City Power & Light Co. v. Western Resources, Inc., 939 F. Supp. 688, 692 (W.D. Mo. 1996), rejected a very similar effort to evade the shareholder vote requirements of a state corporation statute. In that case, KCPL and UtiliCorp entered into a merger agreement that required the approval of the holders of two-thirds of KCPL shares under the Missouri corporation law. When a competing bidder for KCPL emerged and it proved difficult to obtain the necessary two-thirds vote, the parties agreed upon a new two-step merger transaction. In the first step, UtiliCorp proposed to merge into a subsidiary of KCPL. In the second step, UtiliCorp -- now a wholly-owned subsidiary of KCPL -- proposed to merge into KCPL. Neither step required a KCPL shareholder vote under the Missouri statute.

          Citing the "doctrine of independent legal significance," KCPL and UtiliCorp contended that they should be permitted to consummate their two-step merger plan without a shareholder vote in reliance upon the two statutory provisions that authorized the two steps to their plan without a vote. The Court rejected that contention, reasoning that it could not "ignore [that] the outcome of the whole revised transaction" would be the "destruction of the KCPL shareholders' right to vote." 939 F. Supp. at 693. Missouri law required the Court to "consider an entire legislative act together and to harmonize all provisions," and the only way to do so was to read the statute to require a shareholder vote. 939 F. Supp. at 693-94. The Court found additional support for its conclusion in the Missouri Legislature's expressed intention to protect minority shareholder rights by requiring a vote in a traditionally structured merger. 939 F. Supp. at 694.*

          Here, as in Kansas City Power, ITT is attempting to circumvent the traditional shareholder vote requirement of NRS 78.390 for charter amendments by going through the two-step process of forming a new subsidiary that will hold substantially all of ITT's assets and spinning that subsidiary off to ITT shareholders. ITT is attempting to do indirectly what NRS

--------

* ITT claims that, unlike the parties in Kansas City Power, it is not relying on the doctrine of independent legal significance. ITT Br. at 25. Whatever label ITT uses, however, its position boils down to the "proposition that actions taken pursuant to the authority of various sections of the law [e.g., NRS 78.215] constitute acts of independent legal significance and their validity is not dependent on other sections of the act [e.g., NRS 78.390]". Kansas City Power, 939 F. Supp. at 692. That is precisely the proposition rejected by the Court in Kansas City Power.

78.390 prohibits it from doing directly. In view of the Nevada courts' long tradition of construing statutes so as to harmonize all provisions and elevate substance over form, see Hilton Br. at 21, this Court should read NRS 78.390 and 78.215 together to require a shareholder vote where, as here, a board of directors threatens to use its power to declare dividends to effect a de facto amendment of the company's charter.

          ITT tries to distinguish Kansas City Power by claiming that under its interpretation of the Nevada statute, NRS 78.390 and NRS 78.215 "are perfectly harmonious." ITT Br. at 24. That is obviously not so. If ITT's reading of the statute is correct, a Nevada corporation could evade the requirement of NRS 78.390 that shareholders approve all charter amendments by spinning off a subsidiary containing substantially all of the parent company's assets and giving the subsidiary a new "board-amended" corporate charter. This is an absurd result.

          ITT's contention (Br. at 25) that a Nevada court would not follow Kansas City Power -- and would instead adopt Delaware's approach to the independent legal significance doctrine -- is also incorrect. Nevada courts look to Delaware law only "[w]here there is no Nevada precedent on point." Shoen, 885 F. Supp. at 1341 n.20. Here, there is Nevada precedent on point, and that precedent makes clear that the doctrine of independent legal significance would not be followed in Nevada. Hilton Br. at 21 & cases cited.*

--------

* ITT's further assertion in a footnote that classification of a board of directors without a shareholder vote is consistent with Nevada's statutory scheme because the statute expressly authorizes the classification of directors pursuant to a by-law and a board is authorized to make and amend by-laws without stockholder approval is similarly off-base. ITT Br. at 25
n.42. ITT is seeking to stagger its board through a de facto amendment of its charter, not through the amendment of its by-laws. There is a significant difference. The "new" ITT charter will provide that an 80% shareholder vote is necessary to amend the staggered board provision, making it almost impossible for the shareholders of the "new" ITT to undo the staggered board provision once it is put in place. Wolinsky Aff. Ex. MM, Article Fifth (e).

          By contrast, if the ITT board inserted a "staggered board" provision in ITT's current by-laws, that provision could be repealed by a vote of a majority of the shareholders. Wolinsky Aff. Ex. NN, Section 13. If ITT's board were now to adopt a "staggered board" by-law, ITT's shareholders would have the opportunity to repeal it at the 1997 annual meeting: Hilton is currently soliciting shareholder support for a resolution repealing any by-law amendment that has been unilaterally adopted by the ITT board since Hilton's offer was announced. Wolinsky Aff. Ex. OO at 10-11. In any event, an attempt by ITT's board to amend the company's by-laws to provide for a "staggered board" would constitute an inequitable manipulation of the shareholder franchise under Shoen and Blasius. See Point III, supra.

V. THE ITT DIRECTORS HAVE FAILED TO CARRY THEIR BURDEN OF SHOWING THAT THEIR PLAN IS FAIR AND DID NOT EXERCISE THE GOOD FAITH REQUIRED BY NRS 78.138

     A. The Plan Is Tainted By Self-Interest and Is Not Fair To ITT Or Its Shareholders.

          The ITT board indisputably has a self-interest in the plan because they have voted themselves en masse onto the board of the "new" ITT. In these circumstances, the burden is on the ITT directors to demonstrate that their plan is fair and serves the best interests of the corporation and its shareholders. Horwitz v. Southwest Forest Indus., Inc., 604 F. Supp. 1130, 1134 (D. Nev. 1985).

          ITT claims that this rigorous standard does not apply because a "'desire to maintain control of the corporation does not indicate that the directors acted in self-interest,'" and that its directors were not "self-interested" in adopting the comprehensive plan because they did not "'derive a personal financial benefit'" from its adoption. ITT Br. at 20 n.36, quoting Horwitz, 604 F. Supp. at 1134. That is simply not true. This is not merely a case about directors who have taken defensive actions that may have the effect of prolonging their tenure. This is a case where directors faced with the prospect of being voted out of office have purposefully taken actions that directly extend their own terms. These actions -- actions that Professor Fischel labels "unprecedented" -- taint the directors' plan with self-interest and subject the directors' actions to a heightened level of scrutiny.

          The directors have not satisfied their burden. Their plan strips the shareholders of their right to elect a majority of the directors at the upcoming annual meeting, deprives shareholders of the ability to receive the benefits of Hilton's $70 offer, and dramatically transforms present ITT into two junk bond credits. It is not fair to ITT or its shareholders.

     B.   The ITT Directors Did Not Act in Good Faith and Did Not Exercise
          Due Care.

          Recognizing that they cannot prevail under the standard mandated by Southwest Forest, ITT and its directors devote the bulk of their response to contend that "subjective good faith" is the only applicable test here. That is simply not the case. As discussed below, Unocal and Revlon both apply. But even if ITT's position were accepted, the result would be the same.

          The requirement that directors act in good faith does not mean that any action they take is immune from review so long as the directors have a pure motive. The requirement of good faith goes to the actions of the directors as well; bad acts no matter how well motivated, do not satisfy the demands of Nevada law. A director's obligation to act in good faith has two additional prongs "generally characterized as the duty of care and the duty of loyalty." Buchanan v. Henderson, 131 B.R. 859, 867, 868 (D. Nev. 1990), rev'd on other grounds, 985 F.2d 1021 (9th Cir. 1993).
As Judge McKibben summarized in Buchanan:

          A manager/director may be protected by the "Business Judgment Rule." This rule bars judicial inquiry into actions of corporate directors which are taken in good faith and in the exercise of honest judgment. The Business Judgment Rule, however, does not apply in cases in which the corporate decision lacks a business purpose, is tainted by conflict of interest or is so egregious as to amount to a no-win situation or results from obvious and prolonged failure to exercise oversight or supervision. .
 . . [The degree of care required] "is that which ordinarily prudent and diligent men would exercise under similar circumstances." (Citations omitted; emphasis added).

          1. The ITT board has not acted in good faith.

          The ITT directors have engaged in acts that are incompatible with the concept of good faith. Initially, and most damning, they have misled the Court: ITT and its directors told this Court that they were the protectors of the corporate franchise and that this Court should not compel them to face the ITT shareholders in May because they would do so in November. While making this promise, ITT was planning to make the promise a nullity. The claim in ITT's brief (at 2) that the directors did follow through on the promises that they made to the Court because their plan "enhances shareholder value" is just another deception. The directors did not promise that they would use the delay to "enhance shareholder value." They also promised that they would use the delay to "benefit the stockholders' decisionmaking process."

          This act of bad faith does not stand alone:

          1. The incumbent directors did not act in good faith when they decided to take a $2.8 billion risk by not seeking a tax ruling, even though they did not seek a ruling in 1995. Whether the reason was simply that "there is insufficient time to do so" as reflected in the August 14 minutes, or a fear that the IRS might question aspects of the plan during the ruling process, as

Messrs. Bowman and Steinberg told the regulators, the fact is that the directors are taking a multi-billion dollar risk with other people's money -- a risk that an ordinarily prudent person would not take. They are taking this risk not for any business purpose, but to avoid a shareholder referendum on their plan.

          2. The incumbent directors did not act in good faith in deciding to implement the plan without a shareholder vote and in representing to this Court that the reason was to avoid delay of its implementation. The ITT directors sought and obtained shareholder approval of ITT's 1995 split-up in the space of three weeks. They could have done the same in 1997.

          3. The incumbent directors did not act in good faith when they voted Mr. Araskog a $19.8 million "golden parachute" and brought the total value of Mr. Araskog's severance package up to at least $54.9 million. Although the directors have sought to justify these astronomical sums as necessary to "retain employee loyalty and dedication," Mr. Araskog never told the directors that he needed these astronomical sums to remain loyal and dedicated to ITT. Rather, as Mr. Araskog described in his 1989 book The ITT Wars, the "golden parachute" award was a "payment[] by [a] crony board of directors" that "skirts the edge of propriety." Araskog Tr. 160, 163.

          4. The incumbent directors did not act in good faith when they gave "3 or 4 minutes" of consideration to the sentiments of large ITT shareholders that the plan not be imposed without a vote. The directors were presented with the results of a poll of Sheraton franchisees and employee surveys that claimed to reflect concern over a Hilton acquisition.* Yet they never polled the owners of the corporation, and never met with their proxy solicitors. Instead, they chose to rely on the anecdotal reports from ITT's CFO, Ms. Reese, reports that Ms. Reese herself made clear did not provide a "basis on which they could infer anything." Reese Tr. 214.

          5. The incumbent directors did not act in good faith when they voted to reject the Hilton offer on the grounds that Hilton's financing was "uncertain," that there were antitrust "concerns," and that there were "gaming issues." As for financing, Goldman Sachs told

--------

* Management asked the employees to give their "perceptions of Hilton" in order to create a record for the board's rejection of the offer. Araskog Tr. 287.

the board that Hilton could finance its $55 offer; Chase advised that Hilton could finance its $70 offer. Kaplan Tr. 63-64; Wilson Tr. 106-07. As for antitrust, the Department of Justice cleared the Hilton offer without even a request for additional information, and ITT does not believe that the federal government will sue to block the Hilton acquisition now. Araskog Tr. 176-77. ITT's own SEC filing on the comprehensive plan states that "[o]ur gaming operations face intense competition . . . [and] are likely to experience increased competition" and that competition in the hotel business is "vigorous." Wolinsky Aff. Ex. LL at 42. And as for "gaming issues," ITT thinks highly enough of Hilton for it to partner with Hilton in operating a casino in Windsor, Ontario. Nor was it good faith for the directors to contend that Hilton's $70 offer was "coercive" and inadequate when ITT itself has made a self-tender at the same price and will pay cash for fewer shares, thus making its own offer more "coercive."

          6. The incumbent directors did not act in good faith when they voted to spend almost $8 million of the shareholders' money on a bridge loan so that they could avoid having to hold a shareholder meeting to approve the CD&R investment before consummation of the rest of the comprehensive plan. The directors claim that they wanted to implement their plan as quickly as possible so as to avoid "market risk." Yet they decided to delay implementation of CD&R's investment -- and take the "market risk" that CD&R would exercise its contractual right to terminate its investment agreement due to a material adverse change in market conditions -- for the sole reason of avoiding an early shareholder meeting that would turn into a referendum on the comprehensive plan.

          7. The incumbent directors did not act in any good faith by stating in a joint declaration that they sought independent counsel from LeBoeuf Lamb without revealing that they sought no such counsel on any of the critical issues before them or that LeBoeuf also serves as Mr. Araskog's lawyer on compensation issues.

          2. The ITT board has not acted with due care.

          The ITT directors' claim of good faith also must fail because the directors did not exercise due care in adopting the plan. Given the magnitude of the transaction they approved and its profound effect on ITT shareholders, the directors' ignorance and passivity is truly remarkable.

          -- The directors put the 1995 trivestiture to a shareholder vote because of its "importance" to ITT and its shareholders and concede that the 1997 plan is just as important. Yet they failed even to discuss putting the 1997 plan to a vote.

          -- The directors were presented by management with the staggered board aspect of the plan. No director asked whether it should be put to a shareholder vote. There was "no extended discussion" of this fundamental change in the governance of ITT.

          -- The directors approved the decision not to seek an IRS tax ruling without understanding the magnitude of tax dollars at issue or the level of protection a ruling would afford.

          -- The directors accepted Cravath's highly qualified, "not free from doubt" opinion on the tax poison pill without requesting a second opinion or even a written opinion, and without questioning Cravath on the subject.

          The directors at deposition demonstrated a shocking lack of familiarity with the terms of Hilton's offer. Director Anderson did not know Hilton's current cash tender offer price. Anderson Tr. 21. Several directors did not know that Hilton's proposed second-step merger is intended to be worth $70 per share. Anderson Tr. 73-75; Burnett Tr. 201; Meyer Tr. 211. While Hilton has said it will agree to a "collar" provision to help protect the value of the back-end merger, a number of the directors were either unaware of this or didn't know what a "collar" is. Anderson Tr. 75-76; Burnett Tr. 251-52; Meyer Tr. 179. And, as discussed above, the directors also failed to inform themselves about the wishes and concerns of their most important constituency: the owners of the company.

          In sum, the record reveals a board -- led by a Chairman who has resolved to stay independent at any cost -- that uncritically rubber-stamped management's risky and preclusive takeover defense. It reveals a board that has sat idly by and permitted ITT to prevaricate in statements made before this Court. This is the antithesis of good faith. And in the absence of good faith, "the burden shifts to the directors to 'prove that the transaction [is] fair and reasonable to the corporation'" and its shareholders. Drobbin v. Nicolet Instrument Corp., 631 F. Supp. 860, 880 (S.D.N.Y. 1986) (applying Nevada law). ITT's directors have not sustained this burden.

VI. THE ITT DIRECTORS HAVE FAILED TO SHOW THAT THE COMPREHENSIVE PLAN IS A REASONABLE RESPONSE TO THE HILTON BID

          ITT's response to Hilton's Unocal claim is twofold. First, ITT claims that Unocal is not the law of Nevada. ITT Br. at 25-26. Second, ITT contends that the plan satisfies the Unocal test. ITT Br. at 27-31. ITT's first contention has already been rejected. On September 8, this Court denied ITT's motion to dismiss the Unocal claim in Hilton's First Amended and Supplemental Complaint. ITT's second contention should be rejected as well.

          In order to satisfy Unocal, a target board of directors must show that it had "reasonable grounds for believing that a danger to corporate policy and effectiveness existed" and that the directors' defensive response was "reasonable in relation to the threat posed." Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985). The ITT directors cannot satisfy either prong of the Unocal standard.

     A. Hilton's Offer Does Not Pose a Threat ITT asserts that the Hilton offer poses a threat of "substantive coercion" because the $70 per share offered by Hilton is "inadequate." ITT Br. at 28. There is no such threat. The price of Hilton's cash tender offer for 50.1% of ITT stock is the same as ITT's for 26% of its stock: $70 per share.* And ITT's claim that the overall value of the consideration shareholders would receive under the plan exceeds the overall value of Hilton's bid is without support in the record. ITT's bankers advised the board that the "trading value of the comprehensive plan" is only $62- $64 -- well below Hilton's $70 bid. Rosenfeld Tr. 243.**

--------

* ITT misleadingly contends that its $70 per share price should not be compared to Hilton's $70 per share price because the ITT plan "is only for part of the outstanding ITT shares and will leave ITT stockholders enjoying the benefits of ownership with the prospect of still receiving a control premium for their remaining shares." Kaplan Aff. P. 7. Since Hilton intends to offer its common stock in a second-step merger, Hilton's offer will leave stockholders "enjoying the benefits of ownership" of the stock of the combined company with the prospect of receiving still another control premium in the future if the combined entity is ever sold. And the comprehensive plan itself is a change- in-control transaction, with CD&R buying effective control of present ITT. Moelis Dec. P. 4.

**   ITT's bankers presented financial analyses to the board suggesting that if management's rosy projections one day come to pass, the value of the consideration to be

          ITT asserts that Hilton is taking advantage of ITT's "temporarily depressed stock price." ITT Br. at 4. Who was running the company when this "depression" hit? The "depression" was the result of an inability on the part of ITT management to create shareholder value with the company's assets. Moelis Tr. 70, 114-15, 118. And the "depression" was not "temporary." In the three months leading up to Hilton's offer, ITT stock never traded above $48; in the six months leading up to Hilton's offer, ITT never traded above $60; and in the twenty-one months since the 1995 spin-off, ITT's stock has never traded at or above $70 per share. Wolinsky Aff. Ex. PP.

          ITT also claims that Hilton's offer poses a risk of "structural coercion" because the value of Hilton's proposed second-step merger is "uncertain," and that ITT shareholders may feel compelled to tender for fear of receiving less consideration in the merger. ITT Br. at 28. This argument is specious: any "uncertainty" in the value of the second-step of the merger is a function of ITT's refusal to negotiate the customary "collar" provisions designed to eliminate uncertainty in the value of the second-step merger consideration. Wilson Tr. 103-04. See also Moelis Tr.
58. Moreover, any possibility of "structural coercion" is eliminated by the fact that Hilton's offer is effectively conditioned on a shareholder vote: if shareholders do not like the Hilton offer, they can simply vote "no" and neither the tender offer nor the second-step merger will occur.* See Norfolk Southern Corp. v. Conrail Inc., C.A. Nos. 96-7167, 96-7350, slip op. at 15-16 (E.D. Pa.

--------

offered under the plan might one day exceed $70. Wilson Tr. 290-92. The bankers' analyses are suspect in two critical respects. First, the management projections on which the bankers' opinions were based are unduly optimistic -- particularly the projection that cash flow from ITT's gaming operations will increase by $170 million or 63 percent in a single year. Moelis Dec. P. P. 17-18. ITT's bankers did no independent investigation of management's projections and advised the board that they had no view as to whether the projections would in fact be realized. Kaplan Tr. 83-84, 316-17. Moreover, while the bankers assumed for purposes of their analysis that the securities to be issued under the plan might increase in value over time if management's projections were achieved, they assumed that Hilton's offer would have a static value of $70. Kaplan Tr. 317-18. This is an inherently unreasonable assumption. ITT's bankers did not obtain Hilton's internal projections and were unable to make an appropriate apples-to-apples comparison. Wilson Tr. 279-81.

* Because ITT has adopted a "shareholder rights plan," it is not feasible for Hilton to consummate its offer unless the shareholders elect Hilton's slate of nominees to the ITT board and the new directors redeem the rights. Hilton has to win its proxy fight for its tender offer to succeed.

Nov. 19, 1996) (rejecting claim that cash tender offer with second-step stock merger was coercive since shareholders had right to vote with respect to transaction) (Wolinsky Aff. Ex. QQ).

          Finally, ITT asserts that because it will "take some time for ITT's stock price to reflect the increased value resulting from the actions taken by the Board," the shareholders face a "risk of opportunity loss" if Hilton is allowed to proceed with its merger now. ITT Br. at 28. There is no such "risk." ITT has engaged in an extensive effort to communicate the merits of its plan, including the assumptions underlying its projections, to ITT shareholders and the investment community. Araskog Tr. 344-45; Wolinsky Aff. Exs. RR, SS, TT. This is not a case where shareholders might tender out of "ignorance or mistaken belief" regarding the board's assessment of the long-term value of ITT stock. See Shamrock Holdings Inc.
v. Polaroid Corp., 559 A.2d 278, 290 (Del. Ch. 1989). ITT's current stock price of $62 per share reflects the market's assessment that management's projections are not likely to come to pass. See Jonathan R. Macey, "Administrative Agency Obsolescence & Interest Group Formation: A Case Study of the SEC at Sixty," 15 Cardozo L. Rev. 909, 927 (1994) ("securities markets have become increasingly more efficient;" "[i]n an efficient capital market, the current price of a security will be the best estimate of the future price, because the current price will 'fully reflect all available information' about the future cash flows to the investors who own the security").

     B.   The Comprehensive Plan is Coercive, Preclusive and Unreasonable

          Even if the ITT board could show that Hilton's tender offer represented a "threat" to ITT, the plan must fall. Under Unocal, the target may not adopt defenses that are "preclusive" because they prevent the offeror from successfully completing its offer or "coercive" because they involve "cramming down" on its shareholders a management-sponsored alternative. 493 A.2d at 955; Unitrin, Inc. v. American Gen. Corp., 651 A.2d 1361, 1387 (Del. 1995). The target board must also show that its response is within the "range of reasonableness," i.e., that it is "limited and correspond[s] in degree or magnitude to the degree or magnitude of the threat." 651 A.2d at 1389.*

--------

* Where, as here, the target board has adopted an array of "inextricably related" defensive actions, those actions must be "scrutinized collectively as a unitary response to the perceived threat." Unitrin, 651 A.2d at 1387.

          The ITT plan flunks this test. In his 1989 book The ITT Wars, Mr. Araskog prided himself on the fact that, in fighting off "corporate raiders" in the mid-80's, the former ITT board adopted a strategy of "holding the company together, defending the company, not being willing to spin off desirable assets, and not being willing to auction off pieces that were basic to the core strategies of the company." Wolinsky Aff. Ex. UU at
149. Mr. Araskog contrasted ITT's experience with that of other takeover targets that "fight off the unwanted suitor by selling off assets and/or taking on substantial debt . . that not only weakens its finances but also jeopardizes it during a business downturn." Id. at 150. ITT has not only adopted the anti-takeover tactics that Mr. Araskog derided in his book, it has taken them one step further.

          The tax poison pill makes the plan preclusive. Wolfman Aff. P. 11, 12; Wolfman Reply Dec. P. P. 2(b), 10-17. Mr. Steinberg's carefully worded advice confirms this fact. No rational business person could proceed with an acquisition of ITT in the face of a potential $1.4 billion tax liability. Moelis Tr. 97-98. As Hilton's CFO explained:

          You know, it's the kind of thing when the experts in the field, the guys you hire, say that look, if you do this, you got a real good chance that you're going to incur a $1.4 billion tax liability when this thing gets audited. It will get audited, and you are probably going to lose. As a business guy you say, well then I'm not going to play in this game. Simple as that. Hart Tr. 98.

          The ITT plan is also "coercive" in two significant respects. First, ITT is making a $70 tender offer for only 26% of its stock. The record is uncontradicted that the trading value of the remaining ITT shares following the effectuation of the self-tender will be materially less than $70 per share. Rosenfeld Tr. 243 (trading value of the plan, including $70 self-tender, is only $62 to $64 per share). The only way that a shareholder can avoid immediate financial loss is to tender. Second, the spin-offs have been structured as a dividend that will be declared by the board and not put to a shareholder vote. Like it or not, if the plan is consummated, every ITT shareholder will find that its untendered ITT shares have been transformed into the stock of three separate companies -- the largest of which will have in place a "staggered board" and a $1.4 billion tax poison pill preventing Hilton from consummating its $70 offer.

          The only justification offered by the ITT directors for the coercive structure of the plan is that they are supposedly "seeking to implement the Plan promptly, not in order to avoid a stockholder vote on the plan, but . . . to avoid market risks and other business problems that may result from any delay in implementation." ITT Br. at 10-11. This assertion is laughable. Consummation of the spin-off was never scheduled to occur until late September. Wolinsky Aff. Ex. RR at 7. There is simply no doubt that a shareholder vote could have been held during that 2 1/2 month window.*

          Finally, even if the ITT plan were somehow found not to be "preclusive" or "coercive," it is certainly not proportional to the "threat" allegedly posed by Hilton's offer. Unitrin, 651 A.2d at 1388. Though the ITT board claims that the plan is in the best interests of the company and all of its constituencies, the plan in fact will (i) convert ITT and its "sound balance sheet" into two junk bond issuers; (ii) subject new ITT and its shareholders to massive potential tax liability; (iii) make it impossible for shareholders to change control of the board at a single meeting; (iv) extend unilaterally the terms of ITT's incumbent directors; and (v) deprive shareholders of choice on the Hilton offer. The ITT plan is simply outside the "range of reasonableness." Unitrin, 651 A.2d at 1388.

VII. THE ITT DIRECTORS HAVE FAILED TO SATISFY THEIR REVLON DUTIES

          This Court's September 8 order denying ITT's motion to dismiss the Revlon claim in Hilton's First Amended and Supplemental Complaint disposes of ITT's argument that Revlon is not the law of Nevada. In light of this ruling, ITT's only remaining argument is that Revlon is not applicable here because "neither the Plan or any of the other transactions ITT has entered into recently involves a sale or 'break-up' of ITT." ITT Br. at 32. ITT contends that it is not engaged in a "break-up" because (1) under Delaware law, "a sale or change of control is a predicate for such a break-up" under Revlon, and (2) it is not selling or changing control. ITT is wrong on both counts.

          In Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 47 (Del. 1994), the Delaware Supreme Court expressly rejected the position that a transaction must involve both a change of control and a break-up for Revlon to apply:

--------

* The directors also argue that they are not allowing the shareholders to vote because they have no statutory obligation to do so. ITT Br. at 24. Hilton disputes that contention. See Point IV, supra. Even if it were true, however, "'inequitable action does not become permissible simply because it is legally possible.'" Shoen, 885 F. Supp. at 1342.

          Such a holding would unduly restrict the application of Revlon, is inconsistent with this Court's decisions in Barkan and Macmillan, and has no basis in policy. There are few events that have a more significant impact on the stockholders than a sale of control or a corporate breakup. Each event represents a fundamental (and perhaps irrevocable) change in the nature of the corporate enterprise from a practical standpoint. It is the significance of each of these events that justifies: (a) focusing on the directors' obligation to seek the best value reasonably available to the stockholders; and (b) requiring a close scrutiny of board action which could be contrary to the stockholders' interests. 637 A.2d at 47-48 (emphasis added).

          ITT's activity here constitutes both a break-up of the company and a sale of control. From February to June of this year, ITT announced over $1.8 billion in asset sales. Bollenbach Dec. P. 11-12. The comprehensive plan -- dividing the company in three and spinning off 93% of the assets and 87% of the revenues (Moelis Dec. P. 6) -- continues the "break-up" of the company. And after announcing the board's adoption of the plan, ITT agreed to sell half the Desert Inn to Marvin Davis. Id. P. 17. If this isn't a "break-up" of the company, what is?*

          Notwithstanding ITT's protestations to the contrary, this break-up also represents an abandonment of the company's long-term strategy within the meaning of QVC. Prior to Hilton's tender offer, ITT had no intention of spinning off its hotel and gaming businesses or selling Madison Square Garden and the WBIS+ television station. Arsakog Tr. 43-44. And while ITT management claims to have given some thought to the possibility of eventually disposing of its directories and education businesses, they reached no determination to sell, spin off or otherwise dispose of either of those businesses prior to Hilton's offer. Araskog Tr. 68, 69-70. As Mr. Araskog conceded at deposition, Hilton's offer -- and ITT's perceived need to get its stock price up in response to that offer -- was the "catalyst" for all that followed. Araskog Tr. 100.

          The ITT plan also involves a sale of control to CD&R. While ITT characterizes this transaction as the sale of a "minority interest," ITT Br. at 32, the reality is that CD&R, with 32.9% of the stock and warrants to go to 46.6%, with five directors on the board, and veto power over major transactions, will have effective control of the company. Bowman Tr. 209 ("my view is that they are running it"); Moelis Dec. P. 4. See also Essex Universal Corp. v. Yates, 305 F.2d

--------

* ITT cites Tomczak v. Morton Thiokol, Inc., Civ. A. No. 781, 1990 WL 42607, at *15 (Del. Ch. Apr. 5, 1990), for the proposition that its activities do not constitute a "break-up." In Tomczak, the corporation sold only one of four corporate divisions. That is not this case.

572, 575-76 (2d Cir. 1962) (owner of 28.3% of a publicly held company typically has voting control).

          ITT nowhere asserts that its board has complied with its Revlon duties. The reason is obvious. Revlon imposes a duty to maximize shareholder value. The ITT board has not even tried to satisfy that duty. The revised Hilton offer of $70 per share exceeds the trading value of the ITT plan by $6 to $8 per share --a $680 million to $900 million disparity in value. Rosenfeld Tr. 243. Yet the ITT board has not only persisted in its refusal to remove the company's structural takeover defenses, it has threatened to put a $1.4 billion tax roadblock in Hilton's path. It would be hard to find a more blatant breach of a board's Revlon duties.

          ITT's break-up is also being carried out in violation of NRS
78.565 which requires a Nevada corporation to obtain the approval of a majority of the outstanding shares entitled to vote before entering into a sale, lease or exchange of "all of its property or assets."* ITT's disposition of some $2 billion in assets to date -- coupled with its threatened spin-off of 93% of its remaining assets -- makes clear that a sale of substantially all of ITT's assets is under way. ITT may not take this drastic step without a shareholder vote. See Thorpe v. CERBCO, Inc., 676 A.2d 436, 444 (Del. 1996) (parent's sale of subsidiary's stock representing 68% of parent's assets and its primary income-generating asset constitutes "radical transformation" in parent's business and sale of "substantially all" of its assets); Katz v. Bregman, 431 A.2d 1274, 1276 (Del. Ch. 1981) (proposed sale of 51% of corporation's assets generating 45% of net sales constitutes a sale of "substantially all" assets).

VIII. HILTON AND THE ITT SHAREHOLDERS WILL SUFFER IRREPARABLE INJURY IN THE ABSENCE OF INJUNCTIVE RELIEF; ITT WILL SUFFER NONE.

          If ITT is permitted to consummate its comprehensive plan, Hilton stands to suffer irreparable harm on two distinct fronts: first, Hilton and the other ITT shareholders will lose the right to exercise their corporate franchise unimpeded by board interference; and second, Hilton will be deprived of the opportunity to obtain control of ITT.

--------

* For the reasons set forth in Hilton's Memorandum of Points & Authorities in Opposition to ITT's Motion to Dismiss Counts III-VII of the First Amended and Supplemental Complaint (at 18-19), NRS 78.565 applies to a sale of all or substantially all of its assets. This Court's September 8 order denied ITT's motion to dismiss Hilton's claim for relief under NRS 78.565.

          "'[T]he denial or frustration of the right of shareholders to vote their shares or obtain representation on the board of directors amounts to an irreparable injury.'" Shoen, 885 F. Supp. at 1352 (citations omitted). A spin-off of ITT's hotels and gaming business along with the implementation of a staggered board will eliminate the ITT shareholders' ability to elect a majority of the board at the 1997 annual meeting. This "power grab" by the directors impairs the shareholder franchise and entitles Hilton to relief. See, e.g., IBS Fin. Corp. v. Seidman & Assocs. L.L.C., 954 F. Supp. 980, 994 (D.N.J. 1997) (voiding board action which reduced shareholders' voting power from the ability to elect two-sevenths of the board to the ability to elect one- seventh); Blasius, 564 A.2d 651 (voiding board action which would have deprived shareholders of previously-held ability to elect a new board majority).*

          Further, "[t]he basic function of a preliminary injunction is to preserve the status quo pending a determination of the action on the merits." Chalk v. United States Dist. Court, 840 F.2d 701, 704 (9th Cir.
1988). Since Nevada law requires that ITT's shareholders vote on consummation of the plan, the issuance of a preliminary injunction is necessary to preserve the shareholders' rights. See, e.g., Grand Metro, plc
v. Pillsbury Co., 558 A.2d 1049, 1061 (Del. Ch. 1988) (enjoining defensive spin-off where failure to grant an injunction would "invite chaos for [target company] and its shareholders" and target company's "capital structure would be permanently changed").

          Hilton's loss of "a realistic and probably unique opportunity" to gain control of ITT also constitutes irreparable injury. NCR, 761 F. Supp. at 489, 501. ITT's contention that Hilton will not be harmed if its acquisition is "delayed" for another 20 months (Br. at 33) is to no avail. See Araskog Tr. 339 (agreeing with the Wall Street adage that "delay kills tender offers").

--------

* See also Shoen, 885 F. Supp. at 1342 (finding irreparable harm because "while shareholders still can vote their shares freely, the range of choices available to them has been narrowed"); NCR Corp. v. AT&T, 761 F. Supp. 475, 501 (S.D. Ohio 1991) (finding irreparable harm where shareholders were deprived of "exercising their right to meaningful participation in the selection of corporate directors"); International Banknote Co. v. Muller, 713 F. Supp. 612, 623 (S.D.N.Y. 1989) (finding irreparable harm where board enacted 45-day nominee notice provision 58 days before the scheduled annual meeting). ITT's attempt to distinguish these cases on the grounds that the "enjoined Board action violated either the applicable law, the bylaws or the Board's fiduciary duties" (ITT Br. at 33 n. 59) is futile. The ITT board's adoption of the comprehensive plan also violates applicable law and the board's fiduciary duties.

"The fact that [Hilton] will have some speculative chance to gain control of [ITT] at some indeterminate point in the future does not serve to make [Hilton's] loss here less than irreparable." 761 F. Supp. at 489.* Moreover, as discussed above, the tax poison pill created by the plan precludes Hilton from acquiring ITT; this lost opportunity constitutes irreparable harm. See, e.g., Revlon, 506 A.2d at 184-85.**

          ITT will not suffer any injury if Hilton is granted relief. ITT's Treasurer could not have been clearer that delay will not adversely affect ITT's financing for the plan. Tuttle Tr. 160, 182-84. The only real "harm" facing the ITT directors is that they will be voted out by their shareholders--that is to say, no real "harm" at all. "The incumbent directors have no vested right to continue to serve as directors and therefore will suffer no harm if they are defeated." Aprahamian v. HBO & Co., 531 A.2d 1204, 1208 (Del. Ch. 1987).

--------

* ITT's further argument that any delay that the implementation of a staggered board may have on Hilton's acquisition cannot constitute irreparable harm because Nevada law provides for such boards, ITT Br. at 33, is absurd. Nevada law does not provide for directors to adopt staggered board charter provisions in the middle of a proxy fight. Nor does ITT's recurring argument that certain conditions necessary to consummation of Hilton's offer have yet to be met provide grounds for denying this motion. The offer is very real, as ITT well knows.

**   ITT's contention that Hilton engaged in unnecessary delay in moving for injunctive relief, Br. at 34, is without substance. Hilton moved for relief just 11 days after the ITT board rejected Hilton's tender offer at its revised $70 per share price.

IX.  CONCLUSION

          The conduct of ITT and its directors cannot stand up to the requirements of Nevada law. Hilton's motion for injunctive and declaratory relief should be granted in all respects and ITT's request for declaratory relief should be denied.

          DATED this 22nd day of September, 1997.

                                   WACHTELL, LIPTON, ROSEN & KATZ,



                                   By  /S/ BERNARD W. NUSSBAUM
                                       BERNARD W. NUSSBAUM
                                       KENNETH B. FORREST
                                       ERIC M. ROTH
                                       MARC WOLINSKY
                                       STEPHEN R. BLACKLOCKS
                                       SCOTT L. BLACK
                                       51 West 52nd Street
                                       New York, New York  10019

                                   STEVE MORRIS
                                   KRISTINA PICKERING
                                   MATTHEW MCCAUGHEY
                                   SCHRECK MORRIS
                                   1200 Bank of America Plaza
                                   300 S. Fourth Street, #1200
                                   Las Vegas, Nevada  89101

                                   Attorneys for HILTON HOTELS
                                   CORPORATION and HLT CORPORATION

                           CERTIFICATE OF SERVICE

          Pursuant to Fed. R. Civ. P. 5(b), I certify that I am an employee of Wachtell, Lipton, Rosen & Katz, and that on this day I served a true copy of the foregoing enclosed in a sealed envelope.


VIA OVERNIGHT DELIVERY:
                         Thomas F. Kummer
                         Kummer Kaempfer Bonner & Renshaw
                         Seventh Floor
                         3800 Howard Hughes Parkway
                         Las Vegas, Nevada  89109

VIA HAND DELIVERY:

                         Rory Millson
                         Cravath, Swaine & Moore
                         Worldwide Plaza
                         825 Eighth Avenue
                         New York, New York  10019-7475

             Dated this 22nd day of September, 1997.


                              By   /S/ SCOTT L. BLACK
                                  -------------------
                                    Scott L. Black